Filed Pursuant to Rule 424(b)(2)
Registration No. 333-39004

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 7, 2000)

10,000,000 Shares

Common Stock

We are offering 7,000,000 shares of our common stock and the selling stockholders named in this prospectus supplement are offering 3,000,000 shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is quoted on the Nasdaq National Market under the symbol “CYCL.” On November 3, 2003, the last reported sale price of our common stock was $6.35 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-2.

	Per Share	Total

Public offering price	$5.50	$55,000,000
Underwriting discounts and commissions	$0.25	$2,500,000
Proceeds to Centennial Communications Corp. (before expenses)	$5.25	$36,750,000
Proceeds to selling stockholders (before expenses)	$5.25	$15,750,000

We and the selling stockholders have granted the underwriter a 30-day option to purchase up to an aggregate of 1,050,000 and 450,000 additional shares of our common stock, respectively, on the same terms as set forth above, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the shares on or about November 7, 2003.

LEHMAN BROTHERS

November 4, 2003

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

      You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. No dealer, salesperson or other person is authorized to give you any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus, and, if given or made, you must not rely on any such information or representation as having been authorized by us.

      This document is in two parts. The first part is this prospectus supplement, which describes specific terms of this offering and other matters relating to us. The second part is the accompanying prospectus dated July 7, 2000, which gives more general information about securities we may offer from time to time, some of which may not apply to the shares of our common stock we are currently offering. If the description of the offering or our operations varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

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      The Securities and Exchange Commission, or the SEC, allows us to incorporate into this prospectus supplement and the accompanying prospectus information that we have filed, or subsequently file, with the SEC, which means we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement for more information regarding the information we are incorporating by reference and for the address and contact information necessary to make a request for copies of this and other information. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as the information contained in any document incorporated by reference, is accurate as of the date of such document only.

      The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the shares of our common stock, may be restricted by law in certain jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

      Centennial is subject to the informational reporting requirements of the Exchange Act, and accordingly we file annual, quarterly and special reports, proxy and information statements and other information with the SEC. You may read and copy these reports and other information at the SEC’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of such material from the SEC by mail at prescribed rates. You should direct requests to the SEC’s Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, we are required to file electronic versions of these materials with the SEC through the SEC’s EDGAR system. The SEC maintains a website (www.sec.gov) that contains the reports, proxy statements and other information filed by us. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and the EDGAR system. These documents are not incorporated by reference into this prospectus supplement, except as indicated below.

      Centennial’s common stock is listed on the Nasdaq National Market under the symbol “CYCL.” You may read reports and other information filed by Centennial with the Nasdaq National Market at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      These documents are available without charge to you by making a written request or by telephone to:

Centennial Communications Corp.

3349 Route 138
Building A
Wall, New Jersey 07719
Attention: Chief Financial Officer
(732) 556-2200

      The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with them, which means that we can disclose important information to you by referring to our filed

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SEC documents. The information incorporated by reference is considered to be part of this prospectus supplement. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for the year ended May 31, 2003, filed August 29, 2003,

•	Our Quarterly Report on Form 10-Q for the three months ended August 31, 2003, filed October 15, 2003.

•	Our Proxy Statement on Schedule 14A filed September 12, 2003, and

•	Our current reports on Form 8-K filed June 9, 2003, June 17, 2003, and under Items 5 and 7 on September 12, 2003.

      In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus supplement, except for information furnished under Items 9 and 12 of Current Report on Form 8-K, which is deemed not to be incorporated by reference herein. You should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus supplement. The information that we file later with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the termination of this offering will automatically update and supersede previously filed information incorporated by reference into this prospectus supplement. You may request a copy of these filings, if any, at no cost, by writing or telephoning us at the address and number found above.

CERTAIN DEFINITIONS

      The terms “Centennial,” the “Company,” “our” and “we” as used in this prospectus supplement refer to Centennial Communications Corp. and its subsidiaries on a consolidated basis. The term “Centennial Cellular” refers to Centennial Cellular Operating Co. LLC, a direct, wholly owned subsidiary of Centennial. The term “Centennial Puerto Rico” refers to Centennial Puerto Rico Operations Corp., one of our subsidiaries.

      When we say “fiscal 2002,” we mean our fiscal year which began June 1, 2001, and ended May 31, 2002. When we say “fiscal 2003,” we mean our fiscal year which began June 1, 2002, and ended May 31, 2003. When we say “fiscal 2004,” we mean our fiscal year which began June 1, 2003, and will end May 31, 2004. When we say “fiscal 2005,” we mean our fiscal year which will begin June 1, 2004, and will end May 31, 2005. When we say “fiscal 2006,” we mean our fiscal year which will begin June 1, 2005, and will end May 31, 2006.

      The term “Pops” refers to the population of a market derived from the 2002 Kagan’s Wireless Telecom Atlas and Database, for our U.S. and Puerto Rico service areas, or the Banco Central De La Republica Dominicana, Departmento de Cuentas Nacionales, for our Dominican Republic service area. The term “Net Pops” refers to a market’s Pops multiplied by the percentage interest as of May 31, 2003, that we own in an entity licensed to construct or operate a wireless telephone system in that market.

      There was a typographical error in our Quarterly Report on Form 10-Q for the first quarter of fiscal 2004 filed on October 15, 2003. An average of 894 minutes, rather than 984 minutes of airtime were used by our Caribbean wireless customers per month for the first three months ended August 31, 2003.

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SUMMARY

      This summary is not complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information about us and our common stock, including the section entitled “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement.

The Company

      We are a leading regional wireless and broadband (wireline and cable television) telecommunications service provider serving over one million customers in markets covering over 17.3 million Net Pops in the United States and the neighboring Caribbean. In the United States, we are a regional wireless service provider in small cities and rural areas in two geographic clusters covering parts of six states. In our Puerto Rico-based Caribbean service area, which also includes operations in the Dominican Republic and the U.S. Virgin Islands, we are a facilities-based, fully integrated communications service provider offering both wireless and, in Puerto Rico and the Dominican Republic, broadband services to business and residential customers.

Recent Developments

      On June 20, 2003, we sold $500.0 million aggregate principal amount of our 10 1/8% senior unsecured notes due 2013, or the Senior Notes, in a private placement transaction. Net proceeds were used to permanently repay $300.0 million of term loans under our senior credit facility, $170.0 million of our revolving credit facility under our senior credit facility and the balance to pay fees and expenses related to the transaction. In connection with our obligations to register the Senior Notes, we filed an exchange offer registration statement with the SEC and commenced an offer to exchange the outstanding Senior Notes for registered Senior Notes. The exchange offer is expected to expire on November 13, 2003.

Risk Factors

      Investing in our common stock involves risks. You should carefully consider the information under the caption “Risk Factors” and all other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement before investing in our common stock.

Additional Information

      We are a Delaware corporation and our principal executive offices are located at 3349 Route 138, Building A, Wall, New Jersey 07719. Our main telephone number is (732) 556-2200.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and other information included in or incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in our common stock. Our business, financial condition or results of operations could be materially adversely affected by any of these risks and the trading price of our common stock could decline due to any of these risks and you could lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below.

Risks Relating to Our Business

We operate in a very competitive business environment, which may result in the loss of existing customers and our inability to attract new customers.

      Our principal business, wireless telephone service, is highly competitive. In the United States, we compete against an average of four or five other wireless carriers in the markets we serve. In Puerto Rico, we compete against five other wireless carriers and in the Dominican Republic we compete against three other wireless carriers. Many of our existing competitors are larger than we are, have greater financial resources than we do and are less leveraged than we are. Competition for customers is based principally upon services and features offered, system coverage, technical quality of the wireless system, price, customer service and network capacity. Some competitors may market services we do not offer, which may make their services more attractive to customers. We expect competition to intensify as a result of the development of new technologies, products and services and as the rate of subscriber growth for the industry continues to slow. With so many companies targeting many of the same customers, we may not be able to successfully attract and retain customers and grow our customer base and revenue.

Market prices for wireless services may continue to decline in the future.

      Market prices for wireless voice and data services have declined over the last several years and may continue to decline in the future due to increased competition. We cannot assure you that we will be able to maintain or improve our average revenue per wireless subscriber, or ARPU. We expect significant competition among wireless providers to continue to drive service and equipment prices lower. This may lead to increasing movement of customers between competitors and consequently to the cancellation by our subscribers of our services, which we refer to as churn. Additionally, over the last several years, rates for terminating traffic to the Dominican Republic have decreased. If market prices continue to decline it could adversely affect our ability to grow revenue, which would have a material adverse effect on our financial condition and results of operations and our ability to service our indebtedness.

Roaming revenue represented 22% of our U.S. wireless revenue for fiscal 2003, and roaming revenue is likely to decline in the future.

      We earn a portion of our revenue from customers of other wireless communications providers who enter our service areas and use their wireless phones, commonly referred to as roaming. Roaming rates per minute have declined over the last several years and we expect that such declines will continue for the foreseeable future. For fiscal 2003, our U.S. wireless operations recorded $77.6 million of roaming revenue. For fiscal 2002, our U.S. wireless operations recorded $92.6 million of roaming revenue which represented 26% of U.S. wireless revenue. We expect roaming revenue in fiscal 2004 to be significantly less than in fiscal 2003 due to fewer minutes from roaming partners with CDMA networks and reduced rates for partners with TDMA/GSM networks. We expect roaming revenue to continue to decline in the future.

Our failure to complete the build-out of our GSM/GPRS network, or a delay in the build-out and launch, could have a material adverse effect on our U.S. wireless operations and roaming revenue, in particular.

      Two of our major roaming partners are performing a GSM overlay of their existing TDMA networks and, in connection with roaming arrangements we have entered into with them, have required that we overlay our existing network in our Midwest cluster with GSM technology. We are contractually obligated to complete a portion of the overlay in our Midwest cluster by the end of 2003. We intend to begin the overlay in our Southeast cluster as soon as we complete the overlay in our Midwest cluster, and we expect to launch GSM service in the Southeast cluster during 2004. If we fail to complete the build-out in a manner and timeframe consistent with our contractual arrangements with our roaming partners, we may experience a significant loss of roaming revenue from those partners. In addition, if we fail to meet certain contractual build-out requirements, the options from AT&T Wireless to purchase additional spectrum in our Midwest cluster could terminate.

      In addition, we believe that customers are increasingly demanding the most technologically advanced wireless devices. The TDMA supported phones that we currently offer lack many of the innovative features currently offered by our CDMA and GSM/GPRS competitors, such as color screens and cameras. Therefore, if we fail to launch GSM service in our U.S. wireless operations in the near future, we believe we may lose subscribers and our retail business may be adversely affected.

If we are unable to effectively manage subscriber cancellations, our revenue and net growth in subscribers may be adversely affected.

      The wireless industry is extremely competitive. Among other things, the wireless industry is characterized by a high rate of churn. Churn can be the result of several competitive factors, including price, service offerings, network coverage, reliability issues and customer care concerns. Efforts to reduce churn increase costs as we offer incentives to customers to remain users of our wireless services, and efforts to replace lost subscribers increase our customer acquisition costs. As a result, churn may reduce our revenue and increase our costs.

Wireless number portability may increase churn and increase our marketing costs.

      The FCC has mandated that wireless carriers provide for wireless number portability in 100 designated markets by November 24, 2003 and in all other markets by May 2004. Our Puerto Rico and Fort Wayne, Indiana markets, which encompass approximately 26% of our Net Pops, are included in the FCC’s 100 designated markets. Wireless number portability will allow customers to keep their wireless phone number when switching between service providers. Number portability will make it more convenient for customers to change wireless service providers and therefore could cause churn to increase significantly. We anticipate wireless number portability will increase price competition. As a result of wireless number portability, we have been, and in the future may be, required to grant promotional credits, subsidize product upgrades, and reduce pricing to match competitors’ initiatives in an effort to retain and attract customers, which will be reflected in our second quarter operating results and may continue to affect our operating results in the future. Our promotional credits and subsidies may continue after wireless number portability becomes effective on November 24, 2003. In addition, the implementation of number portability will require equipment and network upgrades which may cause service disruptions. These upgrades will require expenditures of additional capital. We cannot predict the effect of these anticipated capital expenditures on our operations. In addition, it is unclear whether the wireless industry, including Centennial, is fully prepared to implement number portability. If consumers are dissatisfied, industry growth could be adversely effected.

Regulatory changes may impose restrictions that adversely affect us or cause us to incur significant unplanned costs in modifying our business plans or operations.

      The U.S. telecommunications industry is subject to federal, state and other regulations that are continually evolving. In addition, the telecommunications industry in the Dominican Republic is similarly subject to change. As new telecommunication laws and regulations are issued, we may be required to modify our business plans or operations. We cannot assure you that we can do so in a cost-effective manner. In addition, the failure by us to comply with applicable governmental regulations could result in the loss of our licenses or the assessment of penalties or fines or otherwise have a material adverse effect on the results of our operations. See “Regulation — Matters Specific to Wireless Carriers” in our Annual Report on Form 10-K for the year ended May 31, 2003, incorporated by reference into this prospectus supplement.

      The FCC, which has jurisdiction over our operations in the United States, Puerto Rico and the U.S. Virgin Islands, and state regulatory agencies continue to issue rules implementing the requirements of the Telecommunications Act of 1996, or the 1996 Act. These rules include the obligation of incumbent telephone companies to allow other carriers to connect to their network by reasonable means at rates based on cost. The interpretation and implementation of these and other provisions of the 1996 Act and the FCC rules implementing the 1996 Act continue to be heavily debated and may have a material adverse effect on our business. See “Regulation — Matters Relevant to Both Wireless and Landline Telephone Operations” in our Annual Report on Form 10-K for the year ended May 31, 2003, incorporated by reference into this prospectus supplement.

      Centennial Puerto Rico is also subject to the jurisdiction of the Telecommunications Regulatory Board of Puerto Rico, or the TRB. The TRB could determine that the rates for our wireline services are unreasonably high or otherwise not in the public interest. The TRB could also revoke our Local Exchange Certification if we fail to comply with applicable regulations. This determination could have a material adverse effect on our business.

      We are subject to siting and zoning regulations that could materially affect our ability to build new cell sites and expand our coverage. All telecommunication providers are obligated to contribute to the federal universal service fund in accordance with a formula presently based upon a percentage of interstate and intrastate revenue. The contribution formula may change in ways that would materially adversely affect us. Universal service funds are used, among other things, to provide local telephone service to individuals or families qualifying for federal assistance or households in remote areas. Many states, including those we operate in, are implementing local universal service programs that would require carriers to contribute additional funds.

      Further, federal or state governments, the government of the Commonwealth of Puerto Rico or the government of the Dominican Republic could adopt regulations or take other actions that might have a material adverse effect on our business. These changes could materially and adversely affect our business prospects, operating results and ability to service our debt.

The loss of our licenses or cable franchises would adversely affect our ability to provide wireless and broadband services.

      In the United States, cellular, personal communications service, or PCS, and microwave licenses are valid for ten years from the effective date of the license. Licensees may renew their licenses for additional ten-year periods by filing renewal applications with the FCC. The renewal applications are subject to FCC review and are put out for public comment to ensure that the licensees meet their licensing requirements and comply with other applicable FCC mandates. Failure to file for renewal of these licenses or failure to meet any licensing requirements could lead to a denial of the renewal application and thus adversely affect our ability to continue to provide service in that license area. Our cable franchises in Puerto Rico are subject to similar restrictions. Furthermore, our compliance with regulatory requirements such as enhanced 911 and wireless local number portability may depend on the availability of necessary equipment and/or software. Failure to comply with these regulatory requirements may have an adverse effect on our licenses and/or operations and could result in sanctions, fines or other penalties.

Our wireless licenses may decrease in value, reducing the asset base that supports our debt.

      A substantial portion of our assets consists of intangible assets, principally our interests in wireless licenses held by our subsidiaries. If the market value of our wireless licenses decreases significantly, we may realize a material loss upon the sale of any of our licenses and our ability to sell assets to repay debt would be significantly affected. The market for the purchase and sale of wireless licenses may not exist in the future or the values of our licenses in that market may fall. The future value of our interests in our wireless licenses will depend significantly upon the success of our business. Moreover, the transfer of interests in these licenses is prohibited without FCC approval. We cannot assure you that we would be able to obtain FCC approval to transfer interests in our licenses if such a transfer became necessary.

Rapid and significant technological changes in the telecommunications industry may adversely affect us.

      We face rapid and significant changes in technology. In particular, the wireless telecommunications industry is experiencing significant technological change, including:

•	evolving industry standards;

•	the allocation of new radio frequency spectrum in which to license and operate advanced wireless services;

•	ongoing improvements in the capacity and quality of digital technology and shorter development cycles for new products and enhancements;

•	changes in end-user requirements and preferences;

•	development of data and broadband capabilities; and

•	migration to next-generation services.

      In order for us to keep up with these technological changes to remain competitive, we will be required to continue to make significant capital expenditures to build our integrated communication system. In addition, the plans of our competitive local exchange carrier, or CLEC, business to extend our fiber-optic network and to enter into large commercial and residential buildings and industrial parks will necessitate further capital expenditures.

      Customer acceptance of the services that we offer will continually be affected by technology-based differences in our product and service offerings. For example, two-way radio dispatch, or “push-to-talk” technology, which allows subscribers to talk to each other instantly with a single push of a button, is becoming increasingly popular as it allows subscribers to save time on dialing or making a connection to a network. The most popular push-to-talk feature is offered by Nextel; however, Verizon Wireless recently began to offer a push-to-talk service as well. Both of these companies compete with us in many of our wireless markets. Other wireless providers are testing systems that would allow them to offer a form of push-to-talk technology to their subscribers. We do not currently offer a push-to-talk product. Calls using this technology tend to be shorter and less expensive than traditional wireless telephone service. As demand for this service continues to grow and if other wireless providers in our service areas succeed in implementing forms of push-to-talk technology, we may have difficulty attracting and retaining subscribers, which will have an adverse effect on our business.

      We cannot predict the effect of technological changes on our business, as technological changes may result in increases in our capital expenditures. New technologies may be protected by patents or other intellectual property laws and therefore may not be available to us. It is possible that technological developments will have a material adverse effect on us. Like others in the industry, we are uncertain about the extent of customer demand despite improvements in technology as well as the extent to which airtime and monthly access rates may continue to decline. Also, alternative technologies may be developed that provide wireless communications service or alternative service superior to that available from us. Rapid changes in technology in our market may adversely affect our business.

We rely on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure. If these suppliers or vendors experience problems or favor our competitors, we could fail to obtain sufficient quantities of the products and services we require to operate our businesses successfully.

      We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, our subscriber growth and operating results could suffer significantly. Our initial choice of a network infrastructure supplier can, where proprietary technology of the supplier is an integral component of the network, cause us to be effectively locked into one or a few suppliers for key network components. As a result, we have become reliant upon a limited number of network equipment manufacturers, including Nortel Networks Corporation, Lucent Technologies, Inc. and Ericsson, Inc. If it becomes necessary to seek alternative suppliers and vendors, we may be unable to obtain satisfactory replacement suppliers or vendors on economically attractive terms, on a timely basis, or at all.

If we lose our senior management, our business may be adversely affected.

      The success of our business is largely dependent on our executive officers, as well as on our ability to attract and retain other highly qualified technical and management personnel. We believe that there is, and will continue to be, intense competition for qualified personnel in the wireless services industry, and we cannot assure you that we will be able to attract and retain the personnel necessary for the development of our business. The loss of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain “key person” life insurance on any of our key employees.

Business, political, regulatory and economic factors and severe weather may significantly affect our operations and hurt our overall performance.

      Our business is dependent on the business and economic conditions as well as consumer spending in the areas in which we operate, particularly in the Caribbean. If existing economic conditions in the Caribbean were to deteriorate, the market for wireless or other communications services in the Caribbean may be disproportionately and adversely affected due to the generally lower per capita income in the Caribbean as compared to the United States. This deterioration would also have an adverse effect on our business in the Caribbean and, because our Puerto Rico operations contribute significantly to our financial performance, on our overall financial condition and results of operations.

      Our business may be materially adversely affected by events such as hurricanes, labor strikes, terrorism and other factors that may generally affect the regions in which we operate. For instance, hurricanes and labor strikes significantly slow down the provisioning of services by third parties and needed repair of our network, which could adversely affect our ability to deliver telecommunications and cable services.

      Any change in Puerto Rico’s political status with the United States, or the ongoing debate about such status, could affect the economy of Puerto Rico. The ultimate effect of possible changes in Puerto Rico’s governmental and political status is uncertain and, accordingly, we cannot assure you that such changes will not materially adversely affect our business and results of operations. In addition, the economy of the Caribbean area is highly dependant on tourism. If the tourism industry continues to decline, in particular as a result of the threat of terrorism, it could have a material adverse effect on our business.

      The Dominican Republic’s currency is the DR peso. The DR peso experienced approximately 47% devaluation against the U.S. dollar during fiscal 2003. We transact the majority of our business in the Dominican Republic in DR pesos; however, we purchase wireless phones and network infrastructure in U.S. dollars, thereby exposing us to foreign currency exchange risk. Further devaluation of the DR peso could have a material adverse effect on our Dominican Republic operations’ profitability.

Our operations in Puerto Rico may be adversely affected if changes in tax benefits available to businesses in Puerto Rico cause companies to reduce their business activities there.

      The demand for our services in Puerto Rico is significantly affected by the level of business activity on the island. Puerto Rico provides tax incentives for U.S. companies to operate in Puerto Rico and to reinvest the earnings from their Puerto Rico operations in Puerto Rico. As a result of a 1996 amendment to the U.S. Internal Revenue Code, the tax benefits available to corporations doing business in Puerto Rico phase out in annual increments through 2005. Consequently, these corporations may reduce or close their Puerto Rico operations and may reduce or eliminate their reinvestments in Puerto Rico. The changes may also reduce the incentives for new investments in Puerto Rico. As a result, such changes in the tax law could reduce demand for our services.

Our Universal Service Funding may be reduced or eliminated.

      We currently receive approximately $12 million per year in payments from the federal Universal Service Fund in connection with our Puerto Rico operations, based on FCC rules that make such funding available to competitive carriers, including wireless carriers, operating in areas where the established landline carrier also receives such funding. However, Universal Service Fund support for our Puerto Rico operations is scheduled to be eliminated by 2011 or sooner. We have applied to receive additional funding pursuant to these rules in four states and, in September 2003, we were granted eligibility status in two of these states. However, these FCC rules are currently under review and may be changed in a way that materially reduces or eliminates our right to obtain such funding, including the amounts we currently receive in Puerto Rico.

Wireless devices may pose health and safety risks, and driving while using a wireless phone may be prohibited; as a result, we may be subject to new regulations, and demand for our services may decrease.

      Media reports have suggested that, and studies have been undertaken to determine whether, certain radio frequency emissions from wireless handsets and cell sites may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage.

      If consumers’ health concerns over radio frequency emissions increase, they may be discouraged from using wireless handsets and regulators may impose restrictions on the location and operation of cell sites. These concerns could have an adverse effect on the wireless communications industry and expose wireless providers to litigation, which, even if not successful, can be costly to defend.

      Government authorities might increase regulation of wireless handsets and cell sites as a result of these health concerns and wireless companies might be held liable for costs or damages associated with these concerns. The actual or perceived risk of radio frequency emissions could also adversely affect us through a reduced subscriber growth rate, a reduction in our subscribers, reduced network usage per subscriber or reduced financing available to the wireless communications industry.

      In addition, the perceived safety risk associated with the use of a wireless device while driving may also adversely affect our results of operations. Studies have indicated that using wireless devices while driving may impair a driver’s attention. The U.S. Congress has proposed legislation that would seek to withhold a portion of federal funds from any state that does not enact legislation prohibiting an individual from using a wireless telephone while driving motor vehicles. In addition, many state and local legislative bodies have passed and proposed legislation to restrict the use of wireless telephones while driving motor vehicles. Concerns over safety risks and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services. In addition, these concerns and this legislation may discourage use of our wireless devices and decrease our revenue from customers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards against telecommunications providers, adverse publicity and further governmental regulation. Any or all of these results, if they occur, could have a material adverse effect on our results of operations and financial condition.

Our network capacity and customer service system may not be adequate and may not expand quickly enough to support our anticipated customer growth.

      Our financial and operational success depends on assuring that we have adequate capacity and a sufficient customer support system to accommodate anticipated new customers and the related increase in usage of our network. The network capacity plan relies on:

•	the availability of wireless telephones of the appropriate model and type to meet the demands and preferences of our customers;

•	the ability to obtain and construct additional cell sites and other infrastructure equipment; and

•	the ability to obtain additional spectrum if required.

In addition, we must develop effective procedures for customer activation, customer service, billing and other support services.

      Reliance on our customer service functions will increase as we add new customers. Our failure to timely and efficiently meet the demands for these services could decrease or slow subscriber growth or delay or otherwise impede billing and collection of amounts owed, which would adversely affect our revenue. We cannot assure you that our customer service systems and network capacity will expand quickly enough to keep up with our anticipated customer growth, and failure to do so would impair our ability to compete, which would adversely affect our results and financial operations.

Risks Related to Our Capital Structure and this Offering

We will require a significant amount of capital in the future to meet our substantial debt obligations and to maintain and develop our business and operations. Our ability to generate this capital depends on many factors beyond our control.

      We are a highly leveraged company. At August 31, 2003, we had approximately $1.7 billion of consolidated long-term debt. Our ability to make payments on our debt and to fund planned capital expenditures will depend on our ability to generate cash in the future. Our fiscal 2004, 2005 and 2006 scheduled amortization payments on all our debt will be approximately $13.5 million, $92.5 million and $105.7 million, respectively. Net cash provided by operations for fiscal 2003 was $196.0 million. Our capital expenditures were approximately $133.1 million for fiscal 2003. Our debt payments were $86.2 million in fiscal 2003.

      Our substantial debt service obligation could have important consequences to you, including the following:

•	limit our ability to borrow money or sell stock to fund our working capital, capital expenditures, debt service requirements or other purposes;

•	increase our vulnerability to compete effectively or operate successfully under adverse economic and industry conditions;

•	limit our ability to obtain additional financing and our flexibility in planning for, or reacting to, changes in our business or the industry;

•	the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our debt and would not be available for other purposes;

•	increase our vulnerability to interest rate increases as the borrowings under our senior credit facility are at variable interest rates;

•	place us at a competitive disadvantage to many of our competitors who are less leveraged than we are; and

•	suffer a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

      While all term loan tranches under the senior credit facility require quarterly amortization payments, the B and C tranches of the senior credit facility require substantial payments upon final maturity in May and November 2007, respectively, and all amounts outstanding under the revolving credit facility of the senior credit facility will become due in November 2006. Additionally, the $15.0 million credit facility which Banco Popular de Puerto Rico provides to our subsidiary Centennial Puerto Rico Cable TV Corp., referred to as the Cable TV Credit Facility, pursuant to which $10.3 million was outstanding as of August 31, 2003, matures in installments through fiscal 2005. The Cable TV Credit Facility is guaranteed by Centennial Puerto Rico. We expect, based on our indebtedness as of August 31, 2003, that we will have long-term indebtedness of $105.7 million and $265.2 million that will become due in 2006 and 2007, respectively. We do not expect our business to generate cash flow from operations in an amount sufficient to enable us to repay this indebtedness when it comes due. As a result, we believe we will need to refinance all or a portion of our indebtedness prior to May 2006. However, we may not be able to refinance any or all of our indebtedness on favorable terms or at all. The Senior Notes mature in June 2013, the 10 3/4% senior subordinated notes due 2008, or Senior Subordinated Notes, mature in December 2008, and our unsecured unsubordinated notes due 2009, which we refer to as our Mezzanine Debt, mature in July 2009. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all. See “Management’s Discussion and Analysis of Liquidity and Capital Resources — Liquidity and Capital Resources” in our Quarterly Report on Form 10-Q for our first quarter of fiscal 2004 incorporated by reference into this prospectus supplement.

      Despite our substantial indebtedness, we may still be able to incur significantly more debt, which would further reduce the cash we have available to invest in our operations or to service our debt obligations. The terms of the indentures governing our Senior Notes and Senior Subordinated Notes, as well as the credit agreement governing the senior credit facility and the agreements governing our other indebtedness, limit, but do not prohibit, the incurrence of significant additional indebtedness by us and our subsidiaries in the future. As of August 31, 2003, we would have had approximately $243.2 million available for additional borrowings, as permitted, under the senior credit facility. The more we become leveraged, the more we, and in turn the holders of our common stock and our indebtedness, become exposed to the risks described above. If we do not generate sufficient cash flow to meet our debt service and to fund our working capital requirements, we may need to seek additional financing or sell certain of our assets.

Our debt instruments include restrictive and financial covenants that limit our operating flexibility; a significant portion of our indebtedness may have to be refinanced on or prior to May 2006.

      Our senior credit facility and the indentures governing our Senior Notes and our Senior Subordinated Notes contain covenants that, among other things, require us to maintain certain financial ratios and restrict our ability to take specific actions, even if we believe such actions are in our best interest. These include restrictions on our ability to:

•	incur additional debt;

•	incur additional debt that ranks senior to or equally with the Senior Notes;

•	create liens or negative pledges with respect to our assets;

•	pay dividends or distributions on, or redeem or repurchase, our capital stock;

•	make investments, loans or advances or other forms of payments;

•	make capital expenditures;

•	issue, sell or allow distributions on capital stock of specified subsidiaries;

•	prepay or defease specified indebtedness;

•	enter into transactions with affiliates; or

•	merge, consolidate or sell our assets.

These restrictions are subject to important qualifications.

      As of August 31, 2003, we had approximately $627.6 million outstanding under the senior credit facility. We currently anticipate that we will not be able to satisfy one of our financial covenants in the senior credit facility, beginning in May 2006. As a result, management currently expects that the senior credit facility will have to be refinanced at or before that time. We might not be able to successfully access the capital markets to refinance this debt, in which case this debt and our other debt could be accelerated.

If we fail to meet our payment or other obligations under the senior credit facility, the lenders could foreclose on and acquire control of substantially all of our assets.

      In connection with the incurrence of the indebtedness under the senior credit facility, the lenders have received a pledge of all of the capital stock of Centennial Cellular, our wholly owned subsidiary through which we hold the assets of all of our subsidiaries, and that of its existing and future direct and indirect subsidiaries (but not to exceed 65% of the voting stock of the foreign subsidiaries). Additionally, our lenders generally have a lien on all of the personal property assets (tangible and intangible) and certain of the real property assets of Centennial Cellular and these subsidiaries. As a result of these pledges and liens, if we fail to meet our payment or other obligations under the senior credit facility, the lenders would be entitled to foreclose on and liquidate substantially all of our assets, to the extent required to pay obligations under the senior credit facility. Under those circumstances, we may not have sufficient funds to service our other indebtedness. As a result, the holders of the common stock being offered hereby may lose a portion of or the entire value of their investment in our common stock.

Because we do not intend to pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.

      We have not paid any cash dividends on our common stock and currently do not anticipate paying any cash dividends on our common stock in the foreseeable future. The terms of our senior credit facility and our indentures governing our Senior Notes and our Senior Subordinated Notes restrict our ability to declare or pay dividends on our common stock. We intend to retain any future earnings to fund our operations, debt service requirements and other corporate needs. No dividends can be paid on our common stock without the approval of our controlling stockholders. Accordingly, you will not receive a return on your investment in our common stock through the payment of dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value, and you may not realize a return on your investment even if you sell your shares of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares. Because we are a holding company, our ability to declare dividends is effectively limited to the amount of dividends, if any, our subsidiaries and other equity holdings may distribute to us.

Future sales of our common stock may depress the market price of our common stock.

      A substantial number of shares of our common stock will be available for resale within a short period of time after the offering. If our stockholders sell substantial amounts of our common stock in the public market following the offering, or if it is perceived that such sales could occur, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate.

      We, Welsh, Carson, Anderson & Stone, one of our controlling stockholders, and some of its affiliates, The Blackstone Group, one of our controlling stockholders, and some of its affiliates and certain other stockholders, including our directors and officers, have agreed not to offer, sell or otherwise dispose of any shares of our common stock or any securities which may be converted into or exchanged for any shares of our capital stock for a period of 60 days from the date of this prospectus supplement, subject to certain exceptions contained in the lock-up agreements. However, the underwriter may waive this restriction and allow us or them to sell shares of our common stock at any time. Shares of our common stock subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 and the Securities Act of 1933, as amended, or the Securities Act, including, without limitation, the volume limitations thereunder.

      We have entered into a registration rights agreement with the Welsh Carson investors, The Blackstone Group investors and certain other stockholders. The registration rights agreement provides, among other things, that holders of a majority of the outstanding shares of common stock held by either of the Welsh Carson investors or The Blackstone Group investors may request that we register all or any portion of the shares they then hold. If the Welsh Carson investors or The Blackstone Group investors exercise their registration rights under this agreement to sell substantial amounts of our common stock in the public market, or if it is perceived that such exercise and sale could occur, the market price of our common stock could fall.

The price of our common stock may be volatile and will depend on a variety of factors, some of which are beyond our control.

      The market price of our common stock has historically experienced and may continue to experience significant volatility. During the twelve months ended August 31, 2003, the market price of our common stock ranged from $1.50 to $6.85 per share. Following this offering, the market price of our common stock may continue to fluctuate significantly due to a number of factors, some of which are beyond our control. These factors include, but are not limited to, our historical and anticipated operating results, technological or regulatory changes in our industry, announcements or actions by our competitors, low trading volume in our common stock and general market and economic conditions. These factors could cause our common stock to trade at prices below the offering price, which could prevent you from selling your common stock at or above the price at which you purchased our shares. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, securities class-action litigation has often been brought against that company. If similar litigation were instituted against us, it could result in substantial costs and divert management’s attention and resources from our operations.

A group of affiliated stockholders controls the voting power and Board of Directors of Centennial and may have interests adverse to the interests of other common stockholders.

      Welsh Carson, certain of its affiliates and affiliates of The Blackstone Group collectively hold approximately 88% (approximately 79% after giving effect to this offering assuming the over-allotment option is not exercised) of Centennial’s outstanding shares of common stock. Accordingly, these equity investors, directly or indirectly, control our company and have the power to elect all of our directors, appoint new management and approve or reject any action requiring the approval of stockholders, including adopting amendments to our charter and approving mergers and sales of all or substantially all of our assets. These equity investors may make decisions that are adverse to your interests.

      The Nasdaq Stock Market, Inc. has proposed rules with respect to certain corporate governance matters, including requirements for a board consisting of a majority of independent directors, executive sessions of independent directors and independent audit, compensation and nominating committees, among others. According to the proposed rules, a company of which more than 50% of the voting power is held by an individual, group or another company, or a “controlled company,” would be exempt from these requirements. As the Welsh Carson investors will continue to own more than a majority of our outstanding common stock, after the dilution of Welsh Carson’s shareholdings as a result of this offering, we would qualify under the “controlled company” exemption, if the Nasdaq rules are enacted as proposed, and many of the proposed new corporate governance rules would not apply to us.

      In addition, as of August 31, 2003, affiliates of Welsh Carson currently hold approximately $189 million principal amount of our existing Senior Subordinated Notes and all of the Mezzanine Debt.

      The existence of a controlling stockholder group may have the effect of making it difficult for a third party to acquire, or of discouraging or delaying a third party from seeking to acquire, a majority of our outstanding common stock, which may adversely affect the market price of the stock. See “Principal and Selling Stockholders” for details regarding stock ownership.

Provisions of our amended and restated certificate of incorporation and Delaware law may make it more difficult for you to receive a change in control premium on your common stock.

      Our board of directors’ ability to designate and issue up to 10,000,000 shares of preferred stock and issue up to approximately 144,000,000 additional shares of common stock could materially and adversely affect the voting power of the holders of common stock, and could have the effect of making it more difficult for a person to acquire, or could discourage a person from seeking to acquire, control of our company. If this occurred you could lose the opportunity to receive a premium on the sale of your shares in a change of control transaction.

      In addition, the Delaware General Corporation Law contains provisions that would have the effect of restricting, delaying or preventing altogether certain business combinations with an interested stockholder. Interested stockholders include, among others, any person who, together with affiliates and associates, becomes the owner, or within three years became the owner, of 15% or more of a corporation’s voting stock. These provisions could also limit your ability to receive a premium in a change of control transaction.

Forward-Looking Statements

      This prospectus supplement and the accompanying prospectus contain and incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Statements in this prospectus supplement and the accompanying prospectus that are not historical facts are hereby identified as “forward-looking statements.” Where, in any forward-looking statement, we or our management expresses an expectation or belief as to future results or actions, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. Our actual results may differ materially from our expectations, plans or projections. Forward-looking statements can be identified by the use of the words “believe,” “expect,” “estimate,” “anticipate,” “project,” “intend,” “may,” “will” and similar expressions, or by discussion of competitive strengths or strategy that involve risks and uncertainties. We warn you that these forward-looking statements are only predictions and estimates, which are inherently subject to risks and uncertainties.

      Important factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, us include, but are not limited to:

•	our substantial debt obligations;

•	the availability and cost of additional capital to fund our operations, including the need to refinance and/or amend existing indebtedness;

•	restrictive covenants and consequences of default contained in our financing arrangements, which place limitations on how we conduct business;

•	the competitive nature of the telecommunications industry in the areas in which we operate, including, without limitation, the effect of existing and new competitors, including competitors that may have a lower cost basis or greater resources than we do, competitors that may offer less expensive products than we do and competitors that may offer more technologically advanced products than we do;

•	market prices for the products and services we offer may continue to decline in the future;

•	general economic, business, political and social conditions in the areas in which we operate, including the Caribbean region, including the effects of world events and weather conditions on tourism in the Caribbean;

•	continued overbuilding by personal communications service providers in our U.S. wireless markets and the effects of increased competition in our markets, which may cause a reduction in roaming revenue, increased subscriber cancellations, a continued reduction of prices charged and lower average revenue per subscriber;

•	our ability to effectively manage subscriber retention and cancellations, particularly in light of local number portability regulations scheduled to take effect on November 24, 2003 requiring wireless companies to permit the phone numbers that they allocate to their customers to be portable when the customer switches to another carrier, which will increase retention costs and present technological difficulties;

•	fluctuations in currency values;

•	our dependence on roaming agreements for a material portion of our U.S. wireless revenue and the continued price declines in roaming rates and potential reduction of roaming minutes of use;

•	our ability to attract and retain qualified personnel;

•	the fact that our coverage areas are not as extensive as those of other wireless operators which may limit our ability to attract and retain customers;

•	the effects of consolidation in the wireless communications industry;

•	the effects of governmental regulation of the telecommunications industry;

•	the capital intensity of the telecommunications industry, including our plans to make significant capital expenditures during the coming years to continue to build out and upgrade our networks and the availability of additional capital to fund these capital expenditures;

•	declining rates for international long distance traffic;

•	opportunities for growth through acquisitions and investments and our ability to manage this growth;

•	changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

•	local operating hazards and risks in the areas in which we operate, including without limitation, hurricanes, tornadoes, windstorms and other natural disasters;

•	our ability to manage, implement and monitor billing and operational support systems;

•	potential litigation relating to using wireless telephones while operating an automobile and the potential reduction of wireless usage due to legislation restricting usage while driving;

•	potential litigation relating to possible health effects of radio frequency transmission;

•	the relative illiquidity and corresponding volatility of our common stock and our ability to raise future equity capital;

•	the control of us retained by some of our stockholders and anti-takeover provisions; and

•	other factors described in this prospectus supplement and the accompanying prospectus.

      We undertake no obligation, other than as may be required under the federal securities laws, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, any or all of the forward-looking statements contained in this prospectus supplement, the accompanying prospectus, our Annual Report on Form 10-K for fiscal 2003, our Quarterly Report on Form 10-Q for the first quarter of fiscal 2004 and in any other public statements that are made may prove to be incorrect. This may occur as a result of inaccurate assumptions as a consequence of known or unknown risks and uncertainties. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed above and under the caption “Risk Factors” in our Annual Report for fiscal 2003. We caution you that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict these new risk factors, nor can we assess the impact, if any, of the new risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those expressed or implied by any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement and the accompanying prospectus might not occur. You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

USE OF PROCEEDS

      The net proceeds to us from this offering will be approximately $33.6 million, or approximately $39.1 million, if the underwriter’s over-allotment is exercised in full, after deducting the underwriting discounts and commissions and estimated expenses of this offering payable by us. We will not receive any proceeds from the sale of our shares by the selling stockholders. For information about the option to cover over-allotments granted by us and the selling stockholders to the underwriter, see “Underwriting.”

      We currently intend to use our estimated net proceeds from this offering to repay, subject to the effectiveness of an amendment to our senior credit facility, a portion of our unsecured subordinated notes due 2009, which we refer to as our Mezzanine Debt, or for general corporate purposes. At August 31, 2003, the outstanding principal amount, including accrued and unpaid interest and unaccreted value of the equity portion of the Mezzanine Debt, was approximately $223 million. As part of the financing of the recapitalization in January 1999, WCAS Capital Partners III, L.P., an investment partnership affiliated with Welsh Carson, purchased the Mezzanine Debt. The Mezzanine Debt bears cash interest at a rate of 10% or pay-in-kind interest at a rate of 13% per year. The Mezzanine Debt matures in July 2009. For further information on the Mezzanine Debt, see “Certain Relationships and Related Transactions” in our Proxy Statement on Schedule 14A incorporated by reference into this prospectus supplement. See “Where You Can Find More Information.”

MARKET PRICE OF OUR COMMON STOCK

      Our common stock trades on the Nasdaq National Market under the symbol “CYCL.” On November 3, 2003, the last reported sale price of our common stock was $6.35 per share.

      The following table sets forth the daily high and low sales prices for our common stock as reported by the Nasdaq National Market during each quarter for the periods indicated.

	High	Low

Year Ended May 31, 2002
First Quarter	$16.90	$11.01
Second Quarter	12.28	7.08
Third Quarter	11.02	3.92
Fourth Quarter	6.27	2.02
Year Ended May 31, 2003
First Quarter	$3.95	$1.65
Second Quarter	3.60	2.10
Third Quarter	3.59	1.72
Fourth Quarter	2.33	1.50
Year Ended May 31, 2004
First Quarter	$6.85	$2.10
Second Quarter (through November 3)	6.69	4.58

      As of October 21, 2003, there were 96,032,732 shares issued and outstanding and 115 registered holders of our common shares. Such number does not include persons whose shares are held of record by a bank, brokerage house or clearing agency, but does include such banks, brokerage houses and clearing agencies.

DIVIDEND POLICY

      We have not paid any cash dividends on our common stock and currently do not anticipate paying any cash dividends on our common stock in the foreseeable future. The terms of our senior credit facility and the indentures governing our Senior Notes and our Senior Subordinated Notes restrict our ability to declare or pay dividends on our common stock. We intend to retain any future earnings to fund our operations, debt service requirements and other corporate needs. No dividends can be paid on our common stock without the approval of our controlling stockholders. Because Centennial Communications Corp. is a holding company, our ability to declare dividends is effectively limited to the amount of dividends, if any, our subsidiaries and other equity holdings may distribute to us.

PRINCIPAL AND SELLING STOCKHOLDERS

      The table below contains information regarding the beneficial ownership of our common stock as of October 22, 2003, as adjusted to reflect the sale of shares of our common stock by us and the selling stockholders in the offering, by:

•	each stockholder who owns beneficially five percent or more of Centennial’s common stock;

•	each director and executive officer of Centennial;

•	all directors and executive officers as a group; and

•	each stockholder, identified below who is selling shares in this offering.

      The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. As a consequence, several persons may be deemed to be the “beneficial owners” of the same shares. Unless otherwise noted in the footnotes to this table, each of the stockholders named in this table has sole voting and investment power with respect to the shares of Centennial common stock shown as beneficially owned. The percentage ownership of each stockholder is calculated based on 96,032,732 shares of our common stock outstanding as of October 21, 2003. See “Certain Relationships and Related Transactions” in our Proxy Statement on Schedule 14A which is incorporated by reference into this prospectus supplement for more information regarding the rights of certain of our stockholders to have us register their shares of our common stock. See “Where You Can Find More Information.”

      The percentage ownership of each stockholder after the offering is calculated based on 103,032,732 shares of our common stock outstanding, which is derived from the shares of our common stock outstanding as of October 21, 2003 plus the 7,000,000 shares of our common stock we intend to issue in this offering and it assumes no exercise of the underwriter’s over-allotment option.

	Shares of Common		Shares of Common
	Stock Beneficially		Stock Beneficially
	Owned		Owned
Name and Address of Beneficial Owner	Before the Offering		After the Offering(19)

	Number	%	Number	%

Selling Stockholders:
Blackstone CCC Capital Partners L.P.(1)	22,413,222	23.3	20,026,470	19.4
Blackstone CCC Offshore Capital Partners L.P.(1)	4,068,495	4.2	3,635,247	3.5
Blackstone Family Investment Partnership III L.P.(1)	1,690,326	1.8	1,510,326	1.5
Other Principal Stockholders:
Welsh, Carson, Anderson & Stowe VIII, L.P.(2)	51,262,086	53.4	51,262,086	49.8
WCAS Capital Partners III, L.P.(2)	4,879,521	5.1	4,879,521	4.7
Directors and Executive Officers:
Thomas E. McInerney(2)(3)	56,141,607	58.5	56,141,607	54.5
Anthony J. de Nicola(2)(4)	56,141,607	58.5	56,141,607	54.5
James R. Matthews(2)(5)	45,224,364	47.1	45,224,364	43.9
Lawrence H. Guffey(1)(6)	28,172,043	29.3	25,172,043	24.4
David M. Tolley(1)(6)	28,172,043	29.3	25,172,043	24.4
J. Stephen Vanderwoude(7)	57,500	*	57,500	*
Ellen C. Wolf(8)	7,875	*	7,875	*
James P. Pellow(9)	6,500	*	6,500	*

	Shares of Common		Shares of Common
	Stock Beneficially		Stock Beneficially
	Owned		Owned
Name and Address of Beneficial Owner	Before the Offering		After the Offering(19)

	Number	%	Number	%

Michael J. Small(10)	1,347,220	1.4	1,347,220	1.3
Thomas J. Fitzpatrick(11)	93,750	*	93,750	*
Phillip H. Mayberry(12)	491,915	*	491,915	*
John A. de Armas(13)	37,500	*	37,500	*
Thomas R. Cogar, Jr.(14)	141,150	*	141,150	*
Thomas E. Bucks(15)	234,600	*	234,600	*
Tony L. Wolk(16)	20,778	*	20,778	*
Nassry G. Zamora(17)	24,493	*	24,493	*
All directors and executive officers as a group(18)	86,776,931	88.4%	83,776,931	79.7

*	Less than 1%

(1)	Blackstone Management Associates III L.L.C. (“BMA”) is the general partner of each of The Blackstone Group investors, and Messrs. Peter G. Peterson and Stephen A. Schwarzman, as the founding members of BMA, may be deemed to share, together with BMA, beneficial ownership of such shares. The address of The Blackstone Group investors, BMA and Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154. Messrs. Peterson, Schwarzman and Guffey, each of whom are partners of BMA, and Mr. Tolley, who is a principal of affiliates of BMA, disclaim beneficial ownership of such shares.

(2)	The address for Welsh, Carson, Anderson & Stowe VIII, L.P. and WCAS Capital Partners III, L.P. is 320 Park Avenue, Suite 2500, New York, New York 10022. Certain of the shares reflected as owned by Welsh, Carson, Anderson & Stowe VIII, L.P. are owned beneficially and of record by Welsh, Carson, Anderson & Stowe VII, L.P. (5,833,053) and WCAS Information Partners, L.P. (204,669), limited partnerships affiliated with Welsh, Carson, Anderson & Stowe VIII, L.P. An aggregate of 2,102,364 shares included as beneficially owned by Welsh, Carson, Anderson & Stowe VIII, L.P. are owned beneficially and of record by individuals who are managing members of the limited liability company that serves as its sole general partner, including Messrs. McInerney, de Nicola and Matthews, and individuals employed by its investment advisor. Messrs. McInerney, de Nicola and Matthews may be deemed to share beneficial ownership of the shares owned by Welsh, Carson, Anderson & Stowe VIII, L.P., and disclaim beneficial ownership of such shares except to the extent owned of record by them.

(3)	Mr. McInerney, a director of Centennial, owns of record 465,984 shares of common stock. Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Information Partners, L.P., WCAS Capital Partners III, L.P. and individuals who are managing members of the limited liability company that serves as Welsh, Carson, Anderson & Stowe VIII’s general partner, affiliates of Mr. McInerney, own the remaining shares of common stock reflected as beneficially owned by Mr. McInerney. Mr. McInerney disclaims beneficial ownership of such shares except to the extent owned of record by him.

(4)	Mr. de Nicola, a director of Centennial, beneficially owns 40,932 shares of common stock that are owned of record by a family partnership. Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Information Partners, L.P., WCAS Capital Partners III, L.P. and individuals who are managing members of the limited liability company that serves as Welsh, Carson, Anderson & Stowe VIII’s general partner, affiliates of Mr. de Nicola, own the remaining shares of common stock reflected as beneficially owned by Mr. de Nicola. Mr. de Nicola disclaims beneficial ownership of such shares except to the extent owned of record by him.

(5)	Mr. Matthews, a director of Centennial, does not own of record any shares of common stock. Welsh, Carson, Anderson & Stowe VIII, L.P. and individuals who are managing members of the limited liability company that serves as Welsh, Carson, Anderson & Stowe VIII’s general partner, affiliates of Mr. Matthews, own the shares of common stock reflected as beneficially owned by Mr. Matthews. Mr. Matthews disclaims beneficial ownership of such shares.

(6)	Messrs. Guffey and Tolley, directors of Centennial, do not own of record any shares of common stock. Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Partners L.P. and Blackstone Family Investment Partnership III L.P., entities which Messrs. Guffey and Tolley are affiliated with, own all of the shares of common stock reflected as beneficially owned by them. Messrs. Guffey and Tolley disclaim beneficial ownership of such shares.

(7)	Consists of 35,000 shares that Mr. Vanderwoude owns directly and 22,500 shares that Mr. Vanderwoude has the right to acquire pursuant to a stock option grant.

(8)	Consists of 7,875 shares that Ms. Wolf has the right to acquire pursuant to stock option grants.

(9)	Consists of 2,000 shares that Mr. Pellow owns directly and 4,500 shares that Mr. Pellow has the right to acquire pursuant to stock option grants.

(10)	Consists of 168,889 shares that Mr. Small owns directly and 1,178,331 shares that Mr. Small has the right to acquire pursuant to stock option grants.

(11)	Consists of 93,750 shares that Mr. Fitzpatrick has the right to acquire pursuant to stock option grants.

(12)	Consists of 70,251 shares that Mr. Mayberry owns directly and 421,664 shares that Mr. Mayberry has the right to acquire pursuant to stock option grants.

(13)	Consists of 37,500 shares that Mr. de Armas has the right to acquire pursuant to stock option grants.

(14)	Consists of 64,902 shares that Mr. Cogar owns directly and 76,248 shares that Mr. Cogar has the right to acquire pursuant to stock option grants.

(15)	Consists of 9,600 shares that Mr. Bucks owns directly and 225,000 shares that Mr. Bucks has the right to acquire pursuant to stock option grants.

(16)	Consists of 5,778 shares that Mr. Wolk owns directly and 15,000 shares that Mr. Wolk has the right to acquire pursuant to stock option grants.

(17)	Consists of 9,493 shares that Mr. Zamora owns directly and 15,000 shares that Mr. Zamora has the right to acquire pursuant to stock option grants.

(18)	Consists of 84,679,563 shares owned directly by such persons and 2,097,368 shares that may be acquired by such persons pursuant to stock option grants before the offering, and 81,679,563 shares owned directly by such persons and 2,097,368 shares that may be acquired by such persons pursuant to stock option grants after the offering.

(19)	Assumes the over-allotment option has not been exercised.

DESCRIPTION OF COMMON STOCK

      This is a summary of the material terms and provisions of our common stock. On August 21, 2003, we filed an amended and restated certificate of incorporation with the Delaware Secretary of State which, among other things, increased the authorized number of shares of our common stock from 140,000,000 to 240,000,000 shares. The amended and restated certificate of incorporation became effective, in accordance with its terms, on September 11, 2003.

      Our authorized capital stock consists of 250,000,000 shares, of which 240,000,000 are shares of common stock, par value $.01 per share, and 10,000,000 are shares of preferred stock, par value $.01 per share, after giving effect to the increase in authorized number of shares of our common stock pursuant to our amended and restated certificate of incorporation. As of October 21, 2003, 96,032,732 shares of common stock were issued and outstanding. No shares of preferred stock have been issued. All issued and outstanding shares of common stock are fully paid and nonassessable, and all shares of common stock offered pursuant to this prospectus supplement will be fully paid and nonassessable when issued.

      We refer you to our amended and restated certificate of incorporation, which has been filed as an exhibit to our Annual Report on Form 10-K for fiscal 2003, which is incorporated by reference into the registration statement relating to this prospectus supplement. See “Where You Can Find More Information” in this prospectus supplement.

Dividends

      Holders of shares of common stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available for such purpose. We have not paid any cash dividends on our common stock and currently do not anticipate paying any cash dividends on our common stock in the foreseeable future. The terms of our senior credit facility and the indentures governing our Senior Notes and our Senior Subordinated Notes currently restrict our ability to declare or pay dividends on our common stock. We intend to retain any future earnings to fund our operations, debt service requirements and other corporate needs. No dividends can be paid on our common stock without the approval of our controlling stockholders. Because Centennial Communications Corp. is a holding company, our ability to declare dividends is effectively limited to the amount of dividends, if any, our subsidiaries and other equity holdings may distribute to us.

Voting Rights

      Holders of shares of common stock are entitled to one vote per share.

      We along with the Welsh Carson Investors, The Blackstone Group investors and certain other principal stockholders have entered into a stockholders agreement and registration rights agreement. So long as the Welsh Carson investors and The Blackstone Group investors maintain minimum holdings of our common stock, the signatories to the stockholders agreement agree to vote in favor of designees of each the Welsh Carson investors and The Blackstone Group investors, and these designees constitute a majority of the directors of our Board. The stockholders agreement, among other things, also requires us to obtain the consent of the Welsh Carson investors and The Blackstone Group investors before we take certain corporate actions. See “Certain Relationships and Related Transactions — Stockholders’ Agreements” in our Proxy Statement on Schedule 14A for a detailed discussion of these rights held by our principal stockholders.

Liquidation Rights

      Upon our liquidation, dissolution or winding up, the holders of the common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and holders of preferred stock.

Certain Statutory and Other Provisions

      Centennial Communications Corp. is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in certain business combinations with an “interested stockholder” for a period of three years following the date such person became an interested stockholder, unless:

•	the board of directors approved the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by officers, directors, or certain employee stock purchase plans); or

•	at or subsequent to the time the stockholder became an interested stockholder, the contemplated business combination is approved by the board of directors and there is an affirmative vote of at least two-thirds of the outstanding voting stock, excluding the shares owned by the interested stockholder.

      An “interested stockholder” is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

      Section 203 could prohibit or delay mergers or other takeover attempts against us, and accordingly, may discourage attempts to acquire us through tender offer, proxy contest or otherwise.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, we will have issued and outstanding an aggregate of 103,032,732 shares of common stock, based on the number of shares outstanding of 96,032,732 as of October 21, 2003, and our expected issuance of 7,000,000 shares of our common stock. All of the shares sold in this offering, including those shares The Blackstone Group investors may sell as the selling stockholders, will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by our affiliates, as that term is defined in Rule 144 of the Securities Act.

      In connection with this offering, we, Welsh Carson and some of its affiliates, The Blackstone Group and some of its affiliates and certain other stockholders, including our directors and executive officers, have agreed not to offer, sell or otherwise dispose of any shares of our common stock or any securities which may be converted into or exchanged for any shares of our capital stock for a period of 60 days from the date of this prospectus supplement. See “Underwriting — Lock-Up Agreements.” As of October 21, 2003, 84,403,650 shares of our common stock, without taking into account the shares of common stock issued in this offering, were restricted securities, as defined in Rule 144 under the Securities Act, which may only be sold in the public market if registered under the Securities Act or in accordance with an exemption from the registration requirements of the Securities Act or an exemption from registration under Rule 144 under the Securities Act. Of these restricted securities, 81,403,650 will be available for sale in the public market, subject to the volume limitations and other conditions of Rule 144, immediately upon the expiration of the 60 day lock-up period, all of which will be subject to the lock-up restrictions in connection with this offering.

      In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock that are restricted securities for at least one year will be entitled to sell within any three-month period a number of shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 1,030,327 shares immediately after this offering; and

•	the average weekly reported trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

      Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

      Pursuant to Rule 144(k) under the Securities Act, a person who has not been one of our affiliates at any time during the three months before a sale, and who has beneficially owned shares of common stock that are restricted securities for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      No prediction can be made as to the effect, if any, that market sales of our common shares, or the availability of such shares for sale, will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock.

UNDERWRITING

      Pursuant to the underwriting agreement, which will be filed as an exhibit to our current report on Form 8-K, Lehman Brothers Inc., or the underwriter, has agreed to purchase from us and the selling stockholders, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, 10,000,000 shares of common stock.

      The underwriting agreement provides that the underwriter’s obligations to purchase common stock depend on the satisfaction of the conditions contained in the underwriting agreement, which, among other things, include:

•	if any shares of common stock are purchased by the underwriter, then all of the shares of common stock the underwriter agreed to purchase must be purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true and correct in all material respects;

•	there is no material change in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and Expenses

      The underwriter has advised us that it proposes to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus supplement, and to selected dealers, that may include the underwriter, at the public offering price less a selling concession not in excess of $0.10 per share. After the offering, the underwriter may change the offering price and other selling terms.

      The following table summarizes the underwriting discounts and commissions to be paid to the underwriter by us and the selling stockholders. The underwriting discount is the difference between the offering price and the amount the underwriter pays to purchase the shares of our common stock from us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to an additional 1,500,000 shares. The underwriting discount and commission equals 4.55% of the public offering price.

	No Exercise	Full Exercise

Per share	$0.25	$0.25
Total	$2,500,000	$2,875,000

      In compliance with guidelines of the National Association of Securities Dealers, Inc., the maximum compensation to the underwriter or dealers in connection with the sale of our common stock pursuant to this prospectus supplement and the accompanying prospectus will not exceed 8% of the aggregate total offering price of the common stock as set forth on the cover page of this prospectus supplement. It is anticipated that the maximum compensation paid to the underwriter will be less than 8%.

      We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.2 million. We have agreed to pay these expenses.

Over-Allotment Options

      We and the selling stockholders have granted the underwriter a 30-day option after the date of the underwriting agreement to purchase, in whole or part, up to an aggregate of 1,050,000 and 450,000 additional shares of common stock at, respectively, the public offering price less the underwriting discounts and commissions. Such option may be exercised to cover over-allotments, if any, made in connection with the offering of common stock. To the extent that the option is exercised, the underwriter will be obligated, subject to certain conditions, to purchase these additional shares of common stock.

Lock-up Agreements

      We, along with all of our directors and executive officers, Welsh Carson and some of its affiliates, The Blackstone Group and some of its affiliates and certain other stockholders have agreed under lock-up agreements not to, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any shares of common stock without the prior written consent of Lehman Brothers Inc., subject to certain exceptions contained in such lock-up agreements, or except as contemplated by the underwriting agreement, for a period of 60 days from the date of this prospectus supplement.

Indemnification

      We and the selling stockholders have agreed to indemnify the underwriter against certain liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

      The underwriter may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchase for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act.

•	Over-allotment involves sales by the underwriter of shares of common stock in excess of the number of shares the underwriter are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares it may purchase in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to by created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      None of us, the selling stockholders nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, none of us, the selling stockholders nor the underwriter make any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

      In connection with the offering, the underwriter and selling group members may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Stamp Taxes

      Purchasers of the shares of our common stock offered in this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

      A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the underwriter’s or any selling group member’s web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of the prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or the underwriter or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Other Relationships

      The underwriter or its affiliates have provided and may in the future continue to provide investment banking, financial advisory, commercial banking and other financial services to us, our affiliates and the selling stockholders for which they have in the past received, and may in the future receive, customary fees.

Offers and Sales in Canada

      Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada where the sale is made.

LEGAL MATTERS

      Certain legal matters in connection with this offering will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriter by Shearman & Sterling LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the selling stockholders by Simpson Thacher & Bartlett LLP, New York, New York.

PROSPECTUS

Centennial Communications Corp.

Debt Securities

Preferred Stock
Common Stock
Warrants

CENTENNIAL PUERTO RICO OPERATIONS CORP.

Guaranteed Debt Securities

CENTENNIAL COMMUNICATIONS CORP.

20,000,000 Shares of Common Stock

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated July 7, 2000.

FORWARD LOOKING STATEMENTS

      This prospectus contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Where any such forward-looking statement includes a statement of the assumptions or base underlying such forward-looking statement, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending upon the circumstances. Where, in any forward-looking statement, we or our management express an expectation or belief as to future results, we cannot assure you that the statement of expectation or belief will result or be achieved or accomplished. The words “believe,” “expect,” “estimate,” “anticipate,” “project” and similar expressions may identify forward-looking statements.

      Taking into account the foregoing, the following are identified as important factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by us or on our behalf: our historical net losses and stockholders’ equity (deficit); our historical losses and substantial debt obligations; the capital intensity of the wireless telephone business and our debt structure; the competitive nature of the wireless telephone and other communications services industries; price declines in roaming rates; regulation; changes and developments in technology; subscriber cancellations; restrictive covenants and consequences of default contained in our financing arrangements; control by certain of our stockholders and anti-takeover provisions; our opportunities for growth through acquisitions and investments and our ability to manage this growth; local operating hazards and economic conditions in the areas in which we operate; our ability to manage and monitor billing; refinancing and interest rate exposure risks; capital calls associated with our investment interests; and possible health effects of radio frequency transmission. We assume no obligation to update our forward looking statements or to advise of changes in the assumptions and factors on which they are based.

i

WHERE YOU CAN FIND MORE INFORMATION ABOUT CENTENNIAL

      Centennial Communications Corp. files annual, quarterly and current reports, proxy statements and other information with the SEC. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

•	Annual Report on Form 10-K for the year ended May 31, 1999;

•	Current Reports on Form 8-K filed July 14, 1999, November 1, 1999, February 29, 2000, March 21, 2000 and March 22, 2000; and

•	Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, 1999, November 30, 1999 and February 29, 2000.

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

ii

SUMMARY

      This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. To understand the terms of our securities, you should carefully read this document with the applicable prospectus supplement. Together, these documents will give the specific terms of the securities we are offering. You should also read the documents we have incorporated by reference in this prospectus described above under “Where You Can Find More Information About Centennial.”

The Securities We May Offer

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under the shelf registration process, Centennial Communications Corp. may offer from time to time up to $750,000,000 of any of the following securities, either separately or in units with other securities:

•	debt securities;

•	preferred stock;

•	common stock; and

•	warrants.

      All or a portion of such $750,000,000 amount may be debt securities issued by Centennial Puerto Rico Operations Corp., an indirect wholly-owned subsidiary of Centennial Communications Corp. Any such debt securities will be fully and unconditionally guaranteed by, Centennial Communications Corp., Centennial Cellular Operating Co. LLC, Centennial Caribbean Holding Corp., Centennial Puerto Rico Holding Corp. I and Centennial Puerto Rico Holding Corp. II, which collectively comprise all of the direct and indirect parent entities of Centennial Puerto Rico Operations Corp.

      In addition, certain selling stockholders may offer and sell from time to time an aggregate of 20,000,000 shares of common stock of Centennial Communications Corp. See “Selling Stockholders.”

      This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus.

Debt Securities

      We may offer unsecured general obligations of Centennial Communications Corp., which may be either senior, senior subordinated or subordinated, and may be convertible into shares of our common stock. Any of such debt securities may be guaranteed by, but are not required to be guaranteed by, Centennial Puerto Rico Operations Corp. and the direct and indirect parent entities of Centennial Puerto Rico Operations Corp. other than Centennial Communications Corp. In this prospectus, we refer to the senior debt securities, the senior subordinated debt securities and the subordinated debt securities of Centennial Communications Corp. together as the “Centennial debt securities.” The senior debt securities will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated debt securities and the senior subordinated debt securities will be entitled to payment only after payment of our senior debt, including amounts or guarantees under our senior credit facilities.

      The Centennial debt securities will be issued under one of three indentures between us and a trustee. We have summarized general features of the debt securities from the indentures. We encourage you to read the indentures, the form of each of which is an exhibit to the registration statement of which this prospectus is a part.

      All or a portion of the debt securities may be unsecured general obligations of Centennial Puerto Rico Operations Corp., which we refer to herein as “Centennial Puerto Rico,” which may be either senior, senior subordinated or subordinated. Any of such debt securities of Centennial Puerto Rico Operations Corp. will be guaranteed by all of its direct and indirect parent entities, including Centennial Communications Corp. In this prospectus, we refer to the senior debt securities, the senior subordinated debt securities and the subordinated debt securities of Centennial Puerto Rico as the “Centennial Puerto Rico debt securities,” and we refer to the Centennial debt securities and the Centennial Puerto Rico debt securities collectively as the “debt securities.” The Centennial Puerto Rico senior debt securities will have the same rank as all of the other unsecured and unsubordinated debt of Centennial Puerto Rico. The subordinated debt securities and the senior subordinated debt securities of Centennial Puerto Rico will be entitled to payment only after payment of Centennial Puerto Rico’s senior debt, including amounts or guarantees under our senior credit facilities.

      The Centennial Puerto Rico debt securities will be issued under of one three indentures between the issuer, the guarantors and a trustee. We have summarized general features of the Centennial Puerto Rico debt securities from the indentures. We encourage you to read the indentures, the form of each of which is an exhibit to the registration statement of which this prospectus is a part.

Preferred Stock

      We may issue preferred stock, $.01 par value per share, of Centennial Communications Corp., in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series of preferred stock being offered.

Common Stock

      We may issue common stock, par value $.01 per share, of Centennial Communications Corp. Holders of common stock are entitled to receive dividends when declared by the board of directors, subject to the rights of holders of preferred stock. Each holder of common stock is entitled to one vote per share. Except as described herein, the holders of common stock have no preemptive rights or cumulative voting rights.

      In addition, certain selling stockholders may offer and sell from time to time an aggregate of 20,000,000 shares of common stock of Centennial Communications Corp. See “Selling Stockholders.”

Warrants

      We may issue warrants for the purchase of preferred stock or common stock of Centennial Communications Corp. We may issue warrants independently or together with other securities. We may also issue warrant units. Each warrant unit will consist of a warrant under which the holder, upon exercise, will purchase a specified number of shares of common or preferred stock.

CENTENNIAL COMMUNICATIONS CORP.

      We are a leading independent provider of mobile wireless communications domestically and of mobile wireless communications and competitive local exchange services in the Caribbean. Domestically, we own and operate cellular systems in three clusters located in Michigan/ Indiana, Texas/ Louisiana and Arizona/ California, incorporating an aggregate of approximately 6.2 million net pops. These clusters of small city and rural markets are adjacent to major metropolitan markets and benefit from the rapidly growing levels of traffic generated by subscribers roaming into our coverage areas. In addition, we own minority interests, incorporating an aggregate of approximately 1.2 million net pops, in other domestic cellular operations. Our Caribbean operations are centered in Puerto Rico (approximately 3.9 million net pops), where we provide wireless personal communications services, or PCS, and wireless services including switched voice, Internet and private line services over our own fiber-optic and microwave network. We recently acquired controlling interests in All America Cables & Radio, Inc. (6.2 million net pops) in the Dominican Republic, and Paradise Wireless (Jamaica) Limited in Jamaica (1.3 million net pops), expanding our total number of net pops from approximately 11.2 million to approximately 18.7 million. We built Centennial through internal growth and acquisitions from approximately 1.7 million net pops in 1988 to approximately 18.7 million net pops as of May 31, 2000.

      The term “pops” as used in this prospectus refers to the population of a market, derived from, except where otherwise indicated, the 1998 Kagan’s Cellular Telephone Atlas or Kagan’s Latin American Wireless Telecommunications 1999, and the term “net pops” as used in this prospectus refers to a market’s pops multiplied by the percentage interest as of May 31, 2000 that we own in an entity licensed to construct or operate a wireless telephone system in that market.

      Centennial Communications Corp. is a Delaware corporation. Our principal executive offices are located at 1305 Campus Parkway, Neptune, New Jersey 07753. Our telephone number is (732) 919-1000.

RECENT DEVELOPMENTS

      On May 1, 2000 we entered into a definitive agreement to purchase the remaining 74.9% of the non-wireline (A-side) cellular license and wireless telephone system serving Lake Charles, Louisiana MSA #192 that we do not currently own for $42,318,500. We currently own 25.1% of the Lake Charles license and system and will own 100% upon consummation of the transaction. The Lake Charles market has a population of approximately 180,000 and connects our existing Louisiana and Texas service areas. The transaction is subject to customary closing conditions, including regulatory approval and is expected to close in the third calendar quarter of 2000.

      On May 12, 2000, we acquired a 51% interest in Paradise Wireless (Jamaica) Limited, a Jamaican company which recently won at auction a 800 MHZ CDMA license for all of Jamaica for $25.5 million. Jamaica has a population of approximately 2.6 million.

      On May 15, 2000, we entered into a definitive agreement to purchase the assets of cable television systems serving Aguadilla, Mayaguez, San German and surrounding communities in Puerto Rico from Pegasus Communications Corporation for $170.0 million. The cable systems pass over 170,000 homes in western Puerto Rico and serve over 55,000 subscribers using 123 route-miles of fiber-optic and 1,268 route-miles of coaxial cable. The transaction is subject to customary closing conditions including regulatory approvals and is expected to close in the second half of calendar year 2000.

      On May 18, 2000, our Board of Directors appointed John M. Scanlon to serve on Centennial’s Board of Directors. Mr. Scanlon is currently Vice Chairman of Asia Global Crossing.

CENTENNIAL PUERTO RICO AND THE GUARANTORS

      Centennial Puerto Rico Operations Corp. is a Delaware corporation and is an indirect wholly-owned subsidiary of Centennial Communications Corp. The stockholders of Centennial Puerto Rico are (1) Centennial Puerto Rico Holding Corp. I which holds a 20% voting interest in Centennial Puerto Rico and all of its common stock and (2) Centennial Puerto Rico Holding Corp. II which holds a 80% voting interest in Centennial Puerto Rico and all of its preferred stock. Centennial Puerto Rico Holding Corp. I is a wholly-owned subsidiary of Centennial Cellular Operating Co. LLC. Centennial Puerto Rico Holding Corp. II is owned 34% by Centennial Cellular Operating Co. LLC and 66% by Centennial Caribbean Holding Corp. Centennial Puerto Rico conducts our wireless carrier and competitive local exchange business in Puerto Rico. Centennial Puerto Rico is a borrower and a guarantor under our senior credit facilities and has guaranteed the repayment of our existing 10 3/4% senior subordinated notes due 2008. See the financial statements contained in our quarterly report on Form 10-Q for the fiscal quarter ended February 29, 2000 for certain consolidating financial information relating to Centennial Puerto Rico.

      Any debt securities issued by Centennial Puerto Rico hereunder will be fully and unconditionally guaranteed by Centennial Communications Corp., Centennial Cellular Operating Co. LLC, Centennial Caribbean Holding Corp., Centennial Puerto Rico Holding Corp. I and Centennial Puerto Rico Holding Corp. II, which together comprise all of the direct and indirect parent entities of Centennial Puerto Rico. All such entities are Delaware corporations, other than Centennial Cellular Operating Co. LLC, which is a Delaware limited liability company. Centennial Communication Corp. and Centennial Cellular Operating Co. LLC are co-obligors on our existing 10 3/4% senior subordinated notes due 2008. Centennial Communications Corp. is the issuer of our $180 million subordinated notes due 2009 and Centennial Cellular Operating Co. LLC is one of the borrowers under our senior credit facilities. All such entities also guarantee amounts outstanding under our senior credit facilities.

      The principal executive offices for each such entity are located at 1305 Campus Parkway, Neptune, New Jersey 07753. The telephone number is (732) 919-1000.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table shows the consolidated ratio of earnings to fixed charges of Centennial Communications Corp. for each of the five most recent fiscal years and the most recent interim period.

											Nine Months Ended
	Year Ended May 31,										February 29,

	1995		1996		1997		1998		1999		2000

Ratio of earnings to fixed charges	(a	)	(a	)	(a	)	(a	)	(a	)	1.09

(a)	For the purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, minority interest and extraordinary items, plus fixed charges. Fixed charges include interest expense on all debt, amortization of deferred debt issuance costs and one-third of rental expense on operating leases, which represents that portion of rental expense deemed to be attributable to interest. The ratio of earnings to fixed charges was less than one-to-one for the years ended May 31, 1995, 1996, 1997, 1998 and 1999 and, therefore, earnings were inadequate to cover fixed charges for those periods. The amounts in thousands by which earnings were less than fixed charges for these fiscal years were $67,117, $60,088, $70,964, $71,830 and $64,128, respectively.

USE OF PROCEEDS

      We will use the net proceeds that we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement for general corporate purposes. General corporate purposes may include repayment of other debt, capital expenditures, possible acquisitions and any other purposes that may be stated in any prospectus supplement. The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for their stated purpose.

      We will not receive any net proceeds from the sale of any shares of common stock offered by the selling stockholders.

PRICE RANGE OF COMMON STOCK

      Our common stock currently trades in the Nasdaq Stock Market under the symbol “CYCL.” The following table lists the high and low closing prices for our common stock for the fiscal quarters indicated as reported on the Nasdaq Stock Market.

	High	Low

Year Ended May 31, 1999
First Quarter	$4.61	$3.74
Second Quarter	4.49	2.44
Third Quarter	11.79	4.39
Fourth Quarter	25.58	10.17

Year Ended May 31, 2000
First Quarter	$16.50	$11.88
Second Quarter	20.17	13.15
Third Quarter	32.25	18.31
Fourth Quarter	25.06	15.75

      As of May 31, 2000, there were approximately 122 record holders of our common stock. Such number does not include persons whose shares are held of record by a bank, brokerage house or clearing agency, but does include such banks, brokerage houses and clearing agencies.

DIVIDEND POLICY

      We have not paid any cash dividends on our common stock and currently intend for the foreseeable future to retain all cash inflows generated for use in our business. We are effectively prohibited from paying cash dividends on our common stock by the provisions of our senior credit facilities.

DESCRIPTION OF DEBT SECURITIES

      This section explains the provisions of the debt securities. The terms of the debt securities offered by any prospectus supplement and any changes from these terms will be described in the prospectus supplement.

      The Centennial debt securities will be general unsecured obligations of Centennial Communications Corp. The Centennial senior debt securities will be senior to all subordinated debt of Centennial Communications Corp., including any outstanding Centennial senior subordinated debt securities and Centennial subordinated debt securities, including the existing 10 3/4% senior subordinated notes due 2008. The Centennial senior debt securities will rank equally with other unsecured, unsubordinated debt of Centennial Communications Corp.

      The Centennial senior subordinated debt securities will be subordinate to any Centennial senior debt, including our guarantees under our senior credit facilities, and to certain other debt obligations of Centennial Communications Corp. that may be outstanding. The Centennial senior subordinated debt securities will rank equally with certain other senior subordinated debt of Centennial Communications Corp. that may be outstanding, including the existing 10 3/4% senior subordinated notes due 2008, and senior to certain subordinated debt of Centennial Communications Corp. that may be outstanding, including any Centennial subordinated debt securities.

      The Centennial subordinated debt securities will be subordinate in right of payment to any Centennial senior debt, including amounts outstanding under Centennial’s senior credit facilities, and Centennial senior subordinated debt securities, including the existing 10 3/4% senior subordinated notes due 2008, and to certain other obligations of Centennial Communications Corp. and will rank equally with certain other subordinated debt of Centennial Communications Corp.

      The Centennial senior debt securities are to be issued under a supplement to the indenture, dated as of November 15, 1993, between Centennial and The Bank of New York, as successor trustee to Bank of Montreal Trust Company. We refer to this indenture as the “Centennial senior indenture.” Centennial senior subordinated debt securities are to be issued under an indenture to be executed by Centennial and Norwest Bank Minnesota, National Association, as trustee. We refer to this indenture as the “Centennial senior subordinated indenture.” Centennial subordinated debt securities are to be issued under an indenture to be executed by Centennial and Wilmington Trust Company, as trustee. We refer to this indenture as the “Centennial subordinated indenture.” In this prospectus, the Centennial senior indenture, the Centennial senior subordinated indenture and the Centennial subordinated indenture are sometimes collectively referred to as the “Centennial indentures” and the trustees thereunder are sometimes collectively referred to as the “Centennial trustees” and individually as a “Centennial trustee.”

      Any of the Centennial debt securities may be guaranteed by, but are not required to be guaranteed by, Centennial Puerto Rico Operations Corp. and certain other direct and indirect parent entities of Centennial Puerto Rico Operations Corp., as described in the applicable prospectus supplement. The terms of any such guarantee will be contained in a supplemental indenture to the applicable Centennial indenture.

      The Centennial Puerto Rico debt securities will be general unsecured obligations of Centennial Puerto Rico. The Centennial Puerto Rico senior debt securities will be senior to all subordinated debt of Centennial Puerto Rico, including any outstanding Centennial Puerto Rico senior subordinated debt securities and Centennial Puerto Rico subordinated debt securities, including its guarantee of the existing 10 3/4% senior subordinated notes due 2008. The Centennial Puerto Rico senior debt securities will rank equally with other unsecured, unsubordinated debt of Centennial Puerto Rico.

      The Centennial Puerto Rico senior subordinated debt securities will be subordinated to any Centennial Puerto Rico senior debt securities and to other certain debt obligations of Centennial Puerto Rico, including amounts and guarantees outstanding under our senior credit facilities, that may be outstanding. The Centennial Puerto Rico senior subordinated debt securities will rank equally with certain other senior subordinated debt of Centennial Puerto Rico that may be outstanding, including its guarantee of the existing 10 3/4% senior subordinated notes due 2008 and senior to certain subordinated debt of Centennial Puerto Rico that may be outstanding, including any Centennial Puerto Rico subordinated debt securities.

      The Centennial Puerto Rico subordinated debt securities will be subordinated in right of payment to any Centennial Puerto Rico senior debt securities, including amounts and guarantees outstanding under our senior credit facilities, and Centennial Puerto Rico senior subordinated debt securities and to certain other obligations of Centennial Puerto Rico, including its guarantee of the existing 10 3/4% senior subordinated notes due 2008 and will rank equally with certain other subordinated debt of Centennial Puerto Rico. The Centennial Puerto Rico debt securities will be guaranteed as described below.

      The Centennial Puerto Rico senior debt securities will be issued under a senior indenture to be executed between Centennial Puerto Rico, and Centennial, Centennial Cellular Operating Co. LLC, Centennial Caribbean Holding Corp., Centennial Puerto Rico Holding Corp. I and Centennial Puerto Rico Holding Corp. II, as guarantors, and The Bank of New York, as trustee. We refer to this indenture as the “Centennial Puerto Rico senior indenture.” The Centennial Puerto Rico senior subordinated debt securities will be issued under a senior subordinated indenture to be executed between Centennial Puerto Rico, and Centennial, Centennial Cellular Operating Co. LLC, Centennial Caribbean Holding Corp., Centennial Puerto Rico Holding Corp. I and Centennial Puerto Rico Holding Corp. II, as guarantors, and Norwest Bank Minnesota, National Association, as trustee. We refer to this indenture as the “Centennial Puerto Rico senior subordinated indenture.” The Centennial Puerto Rico subordinated debt securities will be issued under a subordinated indenture to be executed between Centennial Puerto Rico, and Centennial, Centennial Cellular Operating Co. LLC, Centennial Caribbean Holding Corp., Centennial Puerto Rico

Holding Corp. I and Centennial Puerto Rico Holding Corp. II, as guarantors, and Wilmington Trust Company, as trustee. We refer to this indenture as the “Centennial Puerto Rico subordinated indenture.”

      The Centennial Puerto Rico senior indenture, the Centennial Puerto Rico senior subordinated indenture and the Centennial Puerto Rico subordinated indenture are sometimes referred to individually as a “Centennial Puerto Rico indenture” and collectively as the “Centennial Puerto Rico indentures” and the trustees thereunder are sometimes collectively referred to as the “Centennial Puerto Rico trustees” and individually as a “Centennial Puerto Rico trustee.”

      The Centennial senior indenture and the Centennial Puerto Rico senior indenture are sometimes referred to individually as a “senior debt indenture” and collectively as the “senior debt indentures.” The Centennial senior subordinated indenture and the Centennial Puerto Rico senior subordinated indenture are sometimes referred to individually as a “senior subordinated indenture” and collectively as the “senior subordinated debt indentures.” The Centennial subordinated indenture and the Centennial Puerto Rico subordinated indenture are sometimes referred to individually as a “subordinated indenture” and collectively as the “subordinated indentures.” The Centennial indentures and the Centennial Puerto Rico indentures are sometimes referred to individually as an “indenture” and collectively as the “indentures.” The Centennial trustees and Centennial Puerto Rico trustees are sometimes referred to individually as a “trustee” and collectively as “trustees.”

      The indentures are substantially identical, except for provisions relating to guarantees, conversion and subordination. For purposes of the summaries below, the term “issuer” shall refer to Centennial in the case of Centennial debt securities and Centennial Puerto Rico in the case of Centennial Puerto Rico debt securities. The term “obligors” shall refer to Centennial in the case of Centennial debt securities and Centennial indentures (and, in the event such debt securities are guaranteed, also to any guarantors thereunder), and Centennial Puerto Rico and Centennial, Centennial Caribbean Holding Corp., Centennial Cellular Operating Co. LLC, Centennial Puerto Rico Holding Corp. I and Centennial Puerto Rico Holding Corp. II, as “guarantors,” in the case of the Centennial Puerto Rico debt securities and the Centennial Puerto Rico indentures.

      The Centennial senior debt securities and the Centennial Puerto Rico senior debt securities may be referred to collectively as “senior debt securities.” The Centennial senior subordinated debt securities and the Centennial Puerto Rico senior subordinated debt securities may be referred to collectively as “senior subordinated debt securities.” The Centennial subordinated debt securities and the Centennial Puerto Rico subordinated debt securities may be referred to collectively as “subordinated debt securities.”

General

      The indentures do not limit the aggregate principal amount of debentures, notes or other debt securities which may be issued. The indentures also provide that debt securities may be issued in one or more series, in such form or forms, with such terms and up to the amount authorized by the applicable issuer.

      Reference is made to the prospectus supplement for the following terms of any offered debt securities:

•	the identity of the issuer and any guarantor;

•	the designation (including whether they are senior debt securities, senior subordinated debt securities or subordinated debt securities and whether such debt securities are convertible), aggregate principal amount and authorized denominations of the offered debt securities;

•	the percentage of their principal amount at which such offered debt securities will be issued;

•	the date or dates on which the offered debt securities will mature or the method of determination thereof;

•	the rate or rates (which may be fixed or variable) at which the offered debt securities will bear interest, if any, or the method by which such rate or rates shall be determined, any reset features of the rates and the date or dates from which such interest will accrue or the method by which such date or dates shall be determined;

•	the dates on which any such interest will be payable and the regular record dates for such interest payment dates;

•	any mandatory or optional sinking fund or purchase fund or similar provisions;

•	if applicable, the date after which and the price or prices at which the offered debt securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the applicable issuer or of the holder thereof and the other redemption terms;

•	if applicable, the terms and conditions upon which the offered debt securities may be convertible into common stock, including the initial conversion rate, the conversion period and any other provision;

•	whether such offered debt securities shall be subject to defeasance and under what terms;

•	any events of default provided with respect to the offered debt securities that are in addition to or different from those explained here;

•	any subordination terms that are in addition to or different from those explained here;

•	any guarantee terms that are in addition to or different from those explained here; and

•	any other terms of the offered debt securities.

      Unless otherwise indicated in the prospectus supplement, the principal of, premium and interest on the offered debt securities will be payable, and exchanges and transfers of the debt securities will be handled, at the applicable trustee’s corporate trust office. The applicable issuer will have the option to pay interest by check mailed to the holder’s address as it appears in the security register.

      Unless otherwise indicated in the prospectus supplement, the offered debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of the offered debt securities, but the applicable issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with an exchange or transfer.

      Debt securities may be issued under an indenture as original issue discount securities to be offered and sold at a substantial discount from the principal amount thereof. Special federal income tax, accounting and other considerations applicable to any such original issue discount securities will be described in the prospectus supplement.

Ranking

      The payment of the principal of, premium, if any, and interest on, the subordinated debt securities will be subordinated, as set forth in the senior subordinated or subordinated indentures, in right of payment, to the prior payment in full of all senior indebtedness.

      In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to an issuer, a guarantor or to their respective assets, or any liquidation, dissolution or other winding-up of an issuer or of a guarantor, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or any assignment for the benefit of creditors or their marshalling of assets or liabilities of an issuer or of a guarantor (except in connection with the consolidation or merger of an issuer or of a guarantor or their respective liquidation or dissolution following the conveyance, transfer or lease of their respective properties and assets substantially as an entirety upon the terms and conditions described under “Consolidation, Merger and Sale of Assets” below), the holders of senior indebtedness will be entitled to receive payment in full in cash or cash equivalents of all senior indebtedness, or provision shall be made for such payment in full, before the holders of subordinated debt securities will be entitled to receive any payment or distribution of any kind or character (other than any payment or distribution in the form of equity securities or subordinated securities of an issuer or of a guarantor or any successor that, in the case of any such subordinated securities, are subordinated in right of payment to all senior indebtedness that may at the time be outstanding to at least the same extent as the subordinated debt securities are so subordinated (such equity securities or subordinated securities hereinafter being “permitted junior securities”) and any payment made pursuant to the provisions described under “Satisfaction and Discharge of Indenture; Defeasance” from monies or U.S. Government Obligations (as defined in the indentures) previously deposited with the applicable trustee on account of principal of, or premium, if any, or interest on the subordinated debt securities); and any payment or distribution of assets of an issuer of any kind or character, whether in cash, property or securities (other than a payment or distribution in the form of permitted junior securities and payments made pursuant to the provision described under “Satisfaction and Discharge of Indenture; Defeasance” from monies or U.S. Government Obligations previously deposited with the trustee), by set-off or otherwise, to which the holders of the subordinated debt securities or the trustee would be entitled but for the provisions of the applicable indenture, shall be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of senior indebtedness or their representative or representatives ratably according to the aggregate amounts remaining unpaid on account of the senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such senior indebtedness.

      No payment or distribution of any assets of an issuer or of a guarantor of any kind or character, whether in cash, property or securities (other than permitted junior securities and payments made pursuant to the provisions described under “Satisfaction and Discharge of Indenture; Defeasance” from monies or U.S. Government Obligations previously deposited with the trustee), may be made by or on behalf of an issuer or of a guarantor on account of principal of, premium, if any, or interest on the subordinated debt securities or on account of the purchase, redemption or other acquisition of subordinated debt securities upon the occurrence of any default in payment (whether at stated maturity, upon scheduled installment, by acceleration or otherwise) of principal of, premium, if any, or interest on designated senior indebtedness (a “payment default”) until such payment default shall have been cured or waived in writing or shall have ceased to exist or such designated senior indebtedness shall have been discharged or paid in full in cash or cash equivalents.

      No payment or distribution of any assets of an issuer or of a guarantor of any kind or character, whether in cash, property or securities (other than permitted junior securities and payments made pursuant to the provisions described under “Satisfaction and Discharge of Indenture; Defeasance” from monies or U.S. Government Obligations previously deposited with the trustee), may be made by or on behalf of an issuer or of a guarantor on account of principal of, premium, if any, or interest on the subordinated debt securities or on account of the purchase, redemption or other acquisition of subordinated debt securities for the period specified below (a “payment blockage period”) upon the occurrence of any default or event of default with respect to any designated senior indebtedness other than any payment default pursuant to which the maturity thereof may be accelerated (a “non-payment default”) and receipt by the trustee of written notice thereof from the agent bank under the senior credit facilities (the “agent bank”) or other representative of holders of designated senior indebtedness.

      The payment blockage period will commence upon the date of receipt by the trustee of written notice from the agent bank or such other representative of the holders of the designated senior indebtedness in respect of which the non-payment default exists and shall end on the earliest of (1) 179 days thereafter (provided that any designated senior indebtedness as to which notice was given shall not theretofore have been accelerated), (2) the date on which such non-payment default is cured, waived or ceases to exist or such designated senior indebtedness is discharged or paid in full in cash or cash equivalents or (3) the date on which such payment blockage period shall have been terminated by written notice to the trustee or the issuer from the agent bank or such other representative initiating such payment blockage period, after which the issuer will resume making any and all required payments in respect of the subordinated debt securities, including any missed payments. In any event, not more than one payment blockage period may be commenced during any period of 365 consecutive days, and there must be at least 186 consecutive days in every 365-day period during which there is no payment blockage period. No event of default that existed or was continuing on the date of the commencement of any payment blockage period will be, or can be made, the basis for the commencement of a subsequent payment blockage period, unless such default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial payment blockage period.

      In the event that, notwithstanding the provisions of the preceding four paragraphs, any payment shall be made to the trustee which is prohibited by such provisions, then and in such event such payment shall be paid over and delivered by such trustee to the agent bank and any other representative of holders of designated senior indebtedness, as their interests may appear, for application to designated senior indebtedness. After all senior indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated (equally and ratably with all other indebtedness pari passu with the subordinated debt securities) to the rights of holders of senior indebtedness to receive distributions applicable to senior Indebtedness to the extent that distributions otherwise payable to the holders of the subordinated debt securities have been applied to the payment of senior indebtedness.

      Failure by an issuer to make any required payment in respect of the subordinated debt securities when due and within any applicable grace period, whether or not occurring during a payment blockage period, will result in an event of default under the applicable indenture and, therefore, holders of the subordinated debt securities will have the right to accelerate the maturity thereof. See “Defaults, Notice and Waiver.”

      By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of an issuer or any guarantor, creditors of an issuer or such guarantor who are holders of senior indebtedness may recover more, ratably, than the holders of the subordinated debt securities, and assets which would otherwise be available to pay obligations in respect of the subordinated debt securities will be available only after all senior indebtedness has been paid in full in cash or cash equivalents, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes.

      “Senior indebtedness” means the principal of, premium, if any, and interest (including interest, to the extent allowable, accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy law) on any indebtedness of an issuer or a guarantor (other than as otherwise provided in this definition), whether outstanding on the date of the applicable indenture or thereafter created, incurred or assumed, and whether at any time owing, actually or contingent, unless, in the case of any particular indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such indebtedness shall not be senior in right of payment to the subordinated debt securities. Notwithstanding the foregoing, “senior indebtedness” shall not include:

(1)	indebtedness evidenced by the subordinated debt securities or guarantees,

(2)	indebtedness that is subordinate or junior in right of payment to any indebtedness of an issuer or a guarantor,

(3)	indebtedness which when incurred and without respect to any election under Section 1111(b) of Title 11 of the United States Code, is without recourse to the issuer,

(4)	indebtedness which is represented by capital stock,

(5)	any liability for foreign, federal, state, local or other taxes owed or owing by an issuer or a guarantor to the extent such liability constitutes indebtedness,

(6)	indebtedness of an issuer to a subsidiary or any other affiliate of an issuer or a guarantor or any of such affiliate’s subsidiaries,

(7)	to the extent it might constitute indebtedness, amounts owing for goods, materials or services purchased in the ordinary course of business or consisting of trade accounts payable owed or owing by an issuer or a guarantor, and amounts owed by the issuer for compensation to employees or services rendered to an issuer or a guarantor,

(8)	that portion of any indebtedness which at the time of issuance is issued in violation of the indenture and

(9)	indebtedness evidenced by any guarantee of any subordinated indebtedness.

      “Designated senior indebtedness” means (i) all senior indebtedness under the senior credit facilities and (ii) any other senior indebtedness which at the time of determination has an aggregate principal amount outstanding of at least $25.0 million and which is specifically designated in the instrument evidencing such senior indebtedness or the agreement under which such senior indebtedness arises as “designated senior indebtedness” by an issuer.

Conversion Rights

      The prospectus supplement will provide whether the offered debt securities will be convertible and, if so, the initial conversion price or conversion rate at which such convertible debt securities will be convertible into common stock. Only Centennial debt securities may be convertible into shares of capital stock of Centennial Communications Corp.; the Centennial Puerto Rico debt securities will not be convertible. The holder of any convertible debt security will have the right exercisable at any time during the time period specified in the prospectus supplement, unless previously redeemed by Centennial, to convert such debt security at the principal amount (or, if such debt security is an original issue discount security, such portion of the principal amount thereof as is specified in the terms of such debt security) into shares of common stock at the conversion price or conversion rate set forth in the prospectus supplement, subject to adjustment. The holder of a convertible debt security may convert a portion of the debt security which is $1,000 or any integral multiple of $1,000. In the case of debt securities called for redemption, conversion rights will expire at the close of business on the date fixed for the redemption as may be specified in the prospectus supplement, except that in the case of redemption at the option of the holder, if applicable, such right will terminate upon receipt of written notice of the exercise of the option.

      In certain events, the conversion rate will be subject to adjustment as set forth in the Centennial indentures. Such events include:

•	the issuance of shares of any class of capital stock of Centennial as a dividend on the common stock into which the debt securities of such series are convertible;

•	subdivisions, combinations and reclassifications of the common stock into which debt securities of such series are convertible;

•	the issuance to all holders of common stock into which debt securities of such series are convertible of rights or warrants entitling the holders (for a period not exceeding 45 days) to subscribe for or purchase shares of common stock at a price per share less than the current market price per share of common stock (as defined in the indentures); and

•	the distribution to all holders of common stock of evidences of debt of Centennial or of assets (excluding cash dividends paid from retained earnings and dividends payable in common stock for which adjustment is made as referred to above) or subscription rights or warrants (other than those referred to above).

      No adjustment of the conversion price or conversion rate will be required unless an adjustment would require a cumulative increase or decrease of at least 1% in such price or rate. Fractional shares of common stock will not be issued upon conversion, but Centennial will pay a cash adjustment for it. Convertible debt securities surrendered for conversion between the record date for an interest payment, if any, and the interest payment date (except convertible debt securities called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the interest which the registered holder is to receive.

Defaults, Notice and Waiver

      The following are events of default under the indentures with respect to debt securities of any series issued thereunder:

•	default in the payment of interest on any debt security of that series when due continued for 30 days (whether or not such payment is prohibited by the subordination provisions of the indenture);

•	default in the payment of the principal of (or premium, if any on,) any debt security of that series at its maturity (whether or not payment is prohibited by the subordination provisions of the indenture);

•	default in the deposit of any sinking fund payment or similar obligation, when due by the terms of any debt security of that series (whether or not payment is prohibited by the subordination provisions of the indenture);

•	default in the performance, or breach, of any other covenant or warranty of the applicable entities specified in the indenture or any debt security of that series (other than a covenant included in the indenture solely for the benefit of debt securities other than that series), continued for 90 days after written notice from the trustee or the holders of 25% or more in principal amount of the debt securities of such series outstanding;

•	certain events of bankruptcy, insolvency or reorganization;

•	any guarantee shall for any reason cease to exist or shall not be in full force and effect enforceable in accordance with its terms; and

•	any other event of default provided with respect to debt securities of that series.

If an event of default with respect to debt securities of any series at the time outstanding shall occur and be continuing, the trustee or the holders of not less than 25% in principal amount of outstanding debt securities of that series may declare the unpaid principal balance immediately due and payable. However, any time after a declaration of acceleration with respect to debt securities of any series has been made, but before judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of outstanding debt securities of that series may, rescind and annul such acceleration. For information as to waiver of defaults, see “Modification and Waiver.”

      Reference is made to the prospectus supplement relating to any series of offered debt securities which are original issue discount securities for the particular provision relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of an event of default and the continuation thereof.

      The applicable issuer must file annually with each trustee an officers’ certificate stating whether or not the issuer is in default in the performance and observance of any of the terms, provisions and conditions of the respective indenture and, if so, specifying the nature and status of the default.

      Each indenture provides that the trustee, within 90 days after the occurrence of a default, will give to holders of debt securities of any series notice of all defaults with respect to such series known to it, unless such default was cured or waived; but, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any debt security of such series or in the payment of any sinking fund or similar obligation installment with respect to debt securities of such series, the trustee shall be protected in withholding such notice if the board of directors or such committee of directors as designated in such indenture or responsible officer of the trustee in good faith determines that the withholding of such notice is in the interest of such holders.

      Each indenture contains a provision entitling the trustee to be indemnified by holders of debt securities before proceeding to exercise any right or power under such indenture at the request of any such holders. Each indenture provides that the holders of a majority in principal amount of the outstanding debt securities of any series may, subject to certain exceptions, direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee regarding the debt securities of such series. The right of a holder to institute a proceeding with respect to each indenture is subject to certain conditions precedent including notice and indemnity to the trustee, but the holder has an absolute right to receipt of principal and interest when due and to institute suit for payment of principal and interest.

Consolidation, Merger and Sale of Assets

      Unless otherwise indicated in the prospectus supplement relating to offered debt securities, the applicable issuer, or, in the case of Centennial Puerto Rico debt securities, Centennial Cellular Operating Co. LLC, without the consent of any holder of outstanding debt securities, may consolidate with or merge into any other person, or convey, transfer or lease its assets substantially as an entirety to, any person, provided that the person formed by such consolidation or into which the applicable issuer is merged or the person which acquires by conveyance or transfer or lease the assets of the applicable issuer substantially as an entirety is organized under the laws of any United States jurisdiction and assumes the applicable issuer’s obligations on the debt securities and under the indenture, that after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing, and that certain other conditions are met.

Modification and Waiver

      Modification and amendments of the indentures may be made by the applicable issuer and the trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected provided, that no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of, or any premium or interest, on any debt security;

•	reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof;

•	adversely affect any right of repayment at the option of the holder of any security, or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation of the holder or modify the payment terms of any sinking fund or similar obligation;

•	impair the right to commence suit for the enforcement of any payment on or with respect to any debt security; or

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of the holders of which is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

Without the consent of any holder of outstanding debt securities, the applicable issuer may amend or supplement the indentures and each series of debt securities to cure any ambiguity or inconsistency or to provide for debt securities in bearer form in addition to or in place of registered debt securities or to make any other provisions that do not adversely affect the rights of any holder of outstanding debt securities; including adding guarantees.

      The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive any past default under the indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) or interest on any debt security of that series or in respect of a provision which under such indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series.

Satisfaction and Discharge of Indenture; Defeasance

      Each indenture may be discharged upon payment of the principal, premium and interest on all the debt securities and all other sums due thereunder. In addition, the indentures provide that if, at any time after the date thereof, the applicable issuer, if so permitted with respect to debt securities of a particular series, shall deposit with the trustee, in trust for the benefit of the holders thereof, (i) funds sufficient to pay, or (ii) U.S. government obligations as will, or will together with the income thereon without consideration of any reinvestment thereof, be sufficient to pay, all sums due for the principal of (and premium, if any) and interest, if any, on the debt securities of such series, as they shall become due from time to time, and certain other conditions are met, the trustee shall cancel and satisfy such indenture with respect to such series, to the extent provided therein. The prospectus supplement describing the debt securities of such series will more fully describe the provisions, if any, relating to such cancellation and satisfaction of the indenture with respect to such series.

Guarantees

      Payment of the principal of, premium, if any, and interest on the Centennial Puerto Rico debt securities will be guaranteed jointly and severally, by Centennial, Centennial Caribbean Holding Corp., Centennial Cellular Operating Co. LLC, Centennial Puerto Rico Holding Corp. I and Centennial Puerto Rico Holding Corp. II. The guarantees will be made on a senior, senior subordinated or subordinated basis corresponding to the relative ranking of the underlying debt securities.

      The obligations of each guarantor under its guarantee will be limited so as not to constitute a fraudulent conveyance under applicable U.S. federal or state laws. Each guarantor that makes a payment or distribution under its guarantee will be entitled to a contribution from any other guarantor in a pro rata amount based on the net assets of each guarantor determined in accordance with generally accepted accounting principles. A guarantee issued by any guarantor will be automatically and unconditionally released and discharged upon any sale, exchange or transfer to any person not an affiliate of Centennial of all of Centennial’s capital stock in, or all or substantially all the assets of, such guarantor.

      Any of the Centennial debt securities may be guaranteed by Centennial Puerto Rico Operations Corp. and its direct and indirect parent entities other than Centennial Communications Corp. The terms of any such guarantee will be described in the applicable prospectus supplement and set forth in the applicable supplemental indenture.

Trustees

      The Bank of New York, as successor trustee to Bank of Montreal Trust Company is the trustee with respect to Centennial’s existing 8 7/8% Notes due 2001 and 10 1/8% Notes due 2005 which were issued under the senior indenture and will rank equally with any other senior debt securities of Centennial. Norwest Bank Minnesota, National Association is the trustee with respect to the existing 10 3/4% senior subordinated notes due 2008 of Centennial Communications Corp. and Centennial Cellular Operating Co. LLC, guaranteed by Centennial Puerto Rico Operations Corp. The trustees may perform certain services for and transact other banking business with Centennial or Centennial Puerto Rico from time to time in the ordinary course of business.

DESCRIPTION OF PREFERRED STOCK

      The following description summarizes some general terms that will apply to each series of preferred stock that Centennial Communications Corp. may issue. It is not complete, and we refer you to the amended and restated certificate of incorporation and the form of the Certificate of Designations Powers, Preferences and Rights for preferred stock, which we will file with the SEC upon any offering of preferred stock. Although our amended and restated charter authorizes the issuance of up to 10 million shares of preferred stock, par value $.01 per share, in series, we currently have no preferred stock outstanding.

Specific Terms of Each Series

      Each time that we issue a new series of preferred stock, we will file with the SEC a definitive certificate of designations, and the prospectus supplement relating to that new series will specify the particular amount, price and other terms of that preferred stock. These terms will include:

•	the designation of the title of the series;

•	dividend rates;

•	redemption provisions, if any;

•	special or relative rights in the event of liquidation, dissolution, distribution or winding up of Centennial;

•	sinking fund provisions, if any;

•	whether the preferred stock will be convertible into our common stock or other securities of Centennial or exchangeable for securities of any other person;

•	voting rights; and

•	any other preferences, privileges, powers, rights, qualifications, limitations and restrictions, not inconsistent with the amended and restated certificate of incorporation and by-laws.

The shares of any series of preferred stock will be, when issued, fully paid and non-assessable. The holders of the preferred stock will not have preemptive rights.

      The prospectus supplement relating to the new series will specify whether the series of preferred stock will be issued separately, as part of warrant units or upon exercise of warrants.

Ranking

      Each new series of preferred stock will rank equally with each other series of preferred stock and prior to our common stock regarding the distribution of dividends or disposition of other assets, unless otherwise specified in the applicable prospectus supplement.

Dividends

      Holders of each new series of preferred stock will be entitled to receive cash dividends, if declared by the board of directors out of funds legally available for cash dividends. For each series, we will specify in the applicable prospectus supplement:

•	the dividend rates;

•	whether the rates will be fixed or variable or both;

•	the dates of distribution of the cash dividends; and

•	whether the dividends on any series of preferred stock will be cumulative or non-cumulative.

We will pay dividends to holders of record of preferred stock as they appear on our records, on the record dates fixed by the board of directors.

      We cannot declare or pay full dividends on funds set apart for the payment of dividends on any series of preferred stock unless dividends have been paid or set apart for payment on a proportionate basis with other equity securities which rank equally with the preferred stock regarding the distribution of dividends. If we do not pay full dividends on all equity securities which rank equally, then each series of preferred stock will share dividends in proportion with our other equity securities that rank equally with that series.

Conversion and Exchange

      The prospectus supplement for any new series of preferred stock will state the terms and other provisions, if any, on which shares of the new series of preferred stock are convertible into shares of our common stock or exchangeable for securities of a third party.

Redemption

      We will specify in the prospectus supplement applicable to each new series of preferred stock:

•	whether it will be redeemable at any time, in whole or in part, at the option of Centennial or the holder of the preferred stock;

•	whether it will be subject to mandatory redemption pursuant to a sinking fund or on other terms; and

•	the redemption prices.

In the event that preferred stock is partially redeemed, the shares to be redeemed will be determined by lot, on a proportionate basis or any other method determined to be equitable by the board of directors.

      Dividends will cease to accrue on shares of preferred stock called for redemption, and all rights of holders of redeemed shares will terminate, on and after a redemption date, except for the right to receive the redemption price, unless Centennial defaults in the payment of the redemption price.

Liquidation Preference

      Upon the voluntary or involuntary liquidation, dissolution or winding up of Centennial, holders of each series of preferred stock will be entitled to receive:

•	distributions upon liquidation in the amount set forth in the applicable prospectus supplement; plus

•	any accrued and unpaid dividends.

These payments will be made to holders of preferred stock out of our assets available for distribution to stockholders before any distribution is made on any securities ranking junior to the preferred stock regarding liquidation rights.

      In the event that holders of preferred stock are not paid in full upon a liquidation, dissolution or winding up of Centennial, then these holders will share, on a proportionate basis, any future distribution of our assets with holders of our other securities that rank equally with them.

      After payment of the full amount of the liquidation preference to which they are entitled, the holders of each series of preferred stock will not be entitled to any further participation in any distribution of assets of Centennial.

Voting Rights

      The holders of shares of preferred stock will have no voting rights except as indicated in the certificate of designations relating to the series, the applicable prospectus supplement or as required by applicable law.

Transfer Agent and Registrar

      We will specify each of the transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each new series of preferred stock in the applicable prospectus supplement.

Reservation of Common Stock

      Centennial will reserve the full number of shares of its common stock issuable on conversion of the preferred stock out of the total of its authorized but unissued shares of common stock or common stock held as treasury shares to permit the conversion of the preferred stock into shares of common stock.

DESCRIPTION OF COMMON STOCK

      This is a summary of the material terms and provisions of our common stock and we refer you to our amended and restated certificate of incorporation, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

      Our authorized capital stock consists of 150,000,000 shares, of which 140,000,000 are shares of common stock, par value $.01 per share, and 10,000,000 are shares of preferred stock, par value $.01 per share. As of May 31, 2000, 94,343,211 shares of common stock were issued and outstanding. All issued and outstanding shares of common stock are fully paid and nonassessable, and all shares of common stock offered pursuant to any prospectus supplement will be fully paid and nonassessable when issued.

Dividends

      Holders of shares of common stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available for such purpose. See “Dividend Policy.”

Voting Rights

      Holders of shares of common stock are entitled to one vote per share.

Liquidation Rights

      Upon our liquidation, dissolution or winding up, the holders of the common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and holders of preferred stock.

Summary of Stockholders’ Agreement; Registration Rights; and Preemptive Rights

      Stockholders’ Agreement. Under our amended and restated stockholders agreement, our principal stockholders have agreed to establish and maintain for Centennial a board of directors consisting of up to nine members. Our directors are elected as described below.

•	So long as the Welsh Carson investors own 25% of the common shares purchased by them on January 7, 1999, they can elect three directors. The chairman of Centennial’s board of directors, who is currently Thomas E. McInerney, is selected by the Welsh Carson investors.

•	So long as The Blackstone Group investors own 25% of the common shares purchased by them on January 7, 1999, they can elect two directors.

•	Our Chief Executive Officer, who is currently Michael J. Small, serves on Centennial’s board of directors.

•	The remaining directors are elected by all of Centennial’s stockholders, including Centennial’s principal stockholders. These outside directors must be qualified as independent directors under NASDAQ rules and cannot be members of our management or affiliated with any of Centennial’s stockholders who are party to the amended and restated stockholders agreement.

The amended and restated stockholders agreement places restrictions on the ability of Messrs. Small, Chehayl and Owen (senior executives of Centennial) to transfer shares of common stock owned in their names or on their behalf without the consent of the Welsh Carson investors. There are exceptions for transfers in registered public offerings or to their spouses or children or to family trusts. In addition, the amended and restated stockholders agreement allows the Welsh Carson investors to repurchase at fair market value any shares owned by any of these management investors at the time of the termination of their employment.

      The amended and restated stockholders agreement grants The Blackstone Group investors, Messrs. Small, Chehayl and Owen, Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P. the right to participate in any sale of common shares by any of the Welsh Carson investors. These co-sale provisions do not apply to transfers by Welsh Carson investors to affiliates, transfers by any of the Welsh Carson investors that are limited partnerships to their limited partners and transfers by Welsh Carson investors that are individuals to their spouses or children or to family trusts.

      The amended and restated stockholders agreement grants the Welsh Carson investors the right to require

•	The Blackstone Group investors,

•	Messrs. Small, Chehayl and Owen, and

•	Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P.

to sell their shares of common stock to a third party who offers to buy at least 80% of Centennial’s capital stock. The sale of Centennial must be for cash or marketable securities and must require that we pay the fees and expenses of the selling stockholders. This right will terminate if and when The Blackstone Group investors own more shares of common stock than the Welsh Carson investors.

      Centennial has granted preemptive rights to purchase shares of Centennial’s common stock in proportion to the ownership of the stockholder in the situations described below to

•	the Welsh Carson investors,

•	The Blackstone Group investors,

•	Messrs. Small, Chehayl and Owen, and

•	Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P.

These preemptive rights apply to any sale by us of common shares or securities convertible into or exchangeable for common shares such as convertible debt, options or warrants. Issuances of employee stock options and registered public offerings are excluded from the preemptive rights provisions of the amended and restated stockholders agreement.

      The amended and restated stockholders agreement grants to the Welsh Carson investors a right of first offer that applies to sales of common shares by The Blackstone Group investors. This means that if any of The Blackstone Group investors wishes to sell its shares, it must first allow the Welsh Carson investors to make an offer to purchase the shares. If an offer is made by any of the Welsh Carson investors, The Blackstone Group investors cannot sell the shares to a third party on material terms which are the same as, or more favorable, in the aggregate, to, the terms offered by the Welsh Carson investors for the shares. This right of first offer does not apply to sales by The Blackstone Group investors to their affiliates, sales pursuant to registered public offerings or sales in compliance with the Securities Act or distributions by any of The Blackstone Group investors which are limited partnerships to their limited partners.

      Centennial has agreed not to take any of the following actions without the approval of the Welsh Carson investors and The Blackstone Group investors until the amended and restated stockholders agreement is terminated:

(1) amend, alter or repeal Centennial’s certificate of incorporation or Centennial’s by-laws in any manner that adversely affects

•	respective rights, preferences or voting power of our common stock, or

•	the rights of the stockholders party to the amended and restated stockholders agreement,

(2) enter into, or permit any of our subsidiaries to enter into, any transaction with,

•	any of our subsidiaries’ officers, directors or employees,

•	any person related by blood or marriage to any of our subsidiaries’ officers, directors or employees,

•	any entity in which any of our subsidiaries’ officers, directors or employees owns any beneficial interest,

•	any stockholder of Centennial that owns, directly or indirectly, at least 25% of Centennial’s outstanding capital stock or any affiliate of any 25% stockholder of Centennial,

other than

•	normal employment arrangements, benefit programs and employee incentive option programs on reasonable terms,

•	any transaction with a director that is approved by Centennial’s board of directors in accordance with Delaware law,

•	customer transactions in the ordinary course of business, and

•	the transactions contemplated by the amended and restated registration rights agreement described below.

      Under the amended and restated stockholders agreement, each of

•	Welsh Carson investors,

•	The Blackstone Group investors,

•	Messrs. Small, Chehayl and Owen, and

•	Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P.

have agreed not to, and agreed to cause their affiliates not to, directly or indirectly, alone or in concert with others, without the prior written consent of the Welsh Carson investors, take any of the following actions:

(1) effect, seek, offer, engage in, propose or participate in:

•	any acquisition of beneficial ownership of Centennial’s equity or debt securities other than

(a)	pursuant to the preemptive rights granted under the amended and restated stockholders agreement,

(b)	acquisitions from other stockholders who have signed the amended and restated stockholders agreement or

(c)	any stock dividend, stock reclassification or other distribution or dividends to the holders of our common stock generally,

•	any extraordinary transaction such as a merger or tender offer involving Centennial or any material portion of Centennial’s business,

•	any solicitation of proxies with respect to Centennial or any action resulting in any stockholder party to the amended and restated stockholders agreement or any of its affiliates becoming a participant in any board of director election contest with respect to Centennial,

(2)	propose any matter for submission to a vote of stockholders of Centennial,

(3)	seek to remove or appoint directors of Centennial outside of the provisions of the amended and restated stockholders agreement, or

(4)	form, join or in any way participate in or assist in the formation of a group of two or more persons for the purposes of acquiring, holding, voting, or disposing of equity securities of Centennial, other than any group consisting exclusively of stockholders who have signed the amended and restated stockholders agreement and their affiliates.

      All of the provisions of the amended and restated stockholders agreement that are described above, other than the provisions governing the election of Centennial’s board of directors and the composition of its committees, will terminate upon the earlier to occur of (1) January 20, 2009 and (2) the completion of a registered public offering of common stock raising not less than $50 million for Centennial and the transfer by either the Welsh Carson investors or The Blackstone Group investors of 50% or more of the shares of common stock purchased by them on January 7, 1999.

      The provisions of the amended and restated stockholders agreement governing the election of Centennial’s board of directors and the composition of its committees, will terminate upon the earlier to occur of (1) January 20, 2009 and (2) the completion of a registered public offering of common stock raising not less than $50 million for our company and the transfer by both the Welsh, Carson investors and The Blackstone Group investors of 50% or more of the shares of common stock purchased by them on January 7, 1999.

      Registration Rights Agreement. Our amended and restated registration rights agreement grants the Welsh Carson investors and The Blackstone Group investors the right to require Centennial to register their shares of common stock under the Securities Act at any time on or after January 7, 2002. The amended and restated registration rights agreement grants each of the following persons the right to include, at their request, shares of common stock owned by them in registrations under the Securities Act by Centennial:

•	each of the Welsh Carson investors,

•	each of The Blackstone Group investors,

•	Messrs. Small, Chehayl and Owen, and

•	Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P.

Certain Statutory and Other Provisions

      Centennial Communications Corp. is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in certain business combinations with a 15% stockholder for a period of three years following the date the person became a 15% stockholder, unless, with certain exceptions, the business combination or the transaction in which the person became a 15% stockholder is approved in a prescribed manner. Generally, the business combinations covered by this statute include a merger, asset or stock sale, or other transaction resulting in a financial benefit to the 15% stockholder. In determining whether a stockholder is a 15% stockholder, the Delaware statute generally includes the voting shares owned by the stockholder and the stockholder’s affiliates and associates.

      The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

DESCRIPTION OF WARRANTS

      Centennial Communications Corp. may issue warrants to purchase shares of common stock or preferred stock of Centennial Communications Corp. We may issue warrants independently of, or together with, any other securities, including as part of a warrant unit, and warrants may be attached to or separate from those securities.

      Each series of warrants will be issued under a separate warrant agreement to be entered into between Centennial and a warrant agent. The warrant agent will act solely as our agent in connection with a series of warrants and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The following describes the general terms and provisions of the warrants offered by this prospectus. The applicable prospectus supplement will describe any other terms of the warrant and the applicable warrant agreement.

      The applicable prospectus supplement will describe the terms of any warrants, including the following:

•	the title and aggregate number of the warrants;

•	any offering price of the warrants;

•	the designation and terms of any securities that are purchasable upon exercise of the warrants;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of the warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with them will be separately transferable;

•	the number of shares of common stock or preferred stock purchasable upon exercise of a warrant and the price;

•	the time or period when the warrants are exercisable and the final date on which the warrants may be exercised and terms regarding any right of Centennial to accelerate this final date;

•	if applicable, the minimum or maximum amount of the warrants exercisable at any one time;

•	any currency or currency units in which the offering price and the exercise price are payable;

•	any applicable anti-dilution provisions of the warrants;

•	any applicable redemption or call provisions; and

•	any additional terms of the warrants not inconsistent with the provisions of the warrant agreement.

      The applicable prospectus supplement will describe the specific terms and other provisions of any warrant units.

SELLING STOCKHOLDERS

      20,000,000 of the shares of common stock of Centennial being offered pursuant to this prospectus may be offered by certain selling stockholders. The potential selling stockholders include affiliates and employees of Welsh, Carson, Anderson & Stowe, affiliates of The Blackstone Group, certain members of management, Signal/ Centennial Partners L.L.C. and Guyacan Private Equity Fund, L.P.

      The table below contains information regarding the number of shares that may be sold hereunder and the beneficial ownership of Centennial’s common shares as of May 31, 2000 by each potential selling stockholder. The actual amount, if any, of common stock to be offered by each selling stockholder and the amount and percentage of common stock to be owned by such selling stockholder following such offering will be disclosed in the applicable prospectus supplement.

      The number of shares beneficially owned by each potential selling stockholder is determined according to the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under current rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. As a consequence, several persons may be deemed to be the “beneficial owners” of the same shares. Unless otherwise noted in the footnotes to this table, each of the stockholders named in this table has sole voting and investment power with respect to the Centennial common shares shown as beneficially owned. The percentage ownership of each stockholder is calculated based on 94,343,211 common shares outstanding, as of May 31, 2000.

				Number of Shares
				Beneficially Owned
				After the Sale of
	Number of Shares			Maximum Number
	Beneficially Owned		Maximum Number	of Shares
			of Shares to be
Name and Address	Number	%	Sold Hereunder	Number	%

Welsh, Carson, Anderson & Stowe VII, L.P.(1)	5,833,053	6.2	1,344,843	4,488,210	4.8
Welsh, Carson, Anderson & Stowe VIII, L.P.(1)	51,747,078	55.0	9,942,017	41,805,061	44.3
WCAS Capital Partners III, L.P.(1)	4,879,521	5.2	1,125,001	3,754,520	4.0
WCAS Information Partners, L.P.(1)	204,669	*	47,188	157,481	*
Patrick J. Welsh(1)	465,984	*	107,435	358,549	*
Russell L. Carson(1)	465,984	*	107,435	358,549	*
Bruce K. Anderson(1)	435,276	*	100,355	334,921	*
Kristin M. Anderson Trust(1)	10,233	*	2,359	7,874	*
Mark S. Anderson Trust(1)	10,233	*	2,359	7,874	*
Daniel B. Anderson Trust(1)	10,233	*	2,359	7,874	*
Thomas E. McInerney(2)	56,626,599	60.2	107,435	56,519,164	59.9
Andrew M. Paul(1)	355,032	*	81,855	273,177	*
Robert A. Minicucci(1)	180,108	*	41,525	138,583	*
Anthony J. de Nicola(3)	56,626,599	60.2	9,437	56,617,162	60.0
Paul B. Queally(1)	37,863	*	8,730	29,133	*
Lawrence B. Sorrel(1)	40,932	*	9,437	31,495	*
Rudolph E. Rupert(4)	56,626,599	60.2	9,437	56,617,162	60.0
D. Scott Macksey(1)	10,233	*	2,359	7,874	*
Priscilla A. Newman(1)	13,302	*	3,067	10,235	*
Laura M. VanBuren(1)	4,095	*	944	3,151	*
Blackstone CCC Capital Partners L.P.(5)	22,413,222	23.8	5,167,493	17,245,729	18.3
Blackstone CCC Offshore Capital Partners L.P.(5)	4,068,495	4.3	938,014	3,130,481	3.3
Blackstone Family Investment Partnership III L.P.(5)	1,690,326	1.8	389,714	1,300,612	1.4
Signal/ Centennial Partners, L.L.C.	1,279,179	1.4	294,922	984,257	1.0
Guayacan Private Equity Fund, L.P.	511,668	*	117,968	393,700	*
Michael J. Small(6)	483,750	*	20,750	463,000	*
Peter W. Chehayl(7)	93,750	*	5,187	88,563	*
Edward G. Owen(8)	99,930	*	10,375	89,555	*

Total			20,000,000

*	Less than one percent.

(1)	Each of these individuals or entities are employed by or affiliated with Welsh, Carson, Anderson & Stowe and its related affiliates. Certain of the shares reflected as owned by Welsh, Carson, Anderson & Stowe VIII, L.P. are owned beneficially and of record by Welsh, Carson, Anderson & Stowe VII, L.P. (5,833,053) and WCAS Information Partners, L.P. (204,669), limited partnerships affiliated with Welsh, Carson, Anderson & Stowe VIII, L.P. Up to an aggregate 2,587,356 shares included as beneficially owned by Welsh, Carson, Anderson & Stowe VIII, L.P. are owned beneficially and of record by individuals who are members of the limited liability company that serves as its sole general partner, including Messrs. McInerney, de Nicola and Rupert, and individuals employed by its investment advisor. The address for each of these individuals or entities is 320 Park Avenue, Suite 2500, New York, New York 10022.

(2)	Mr. McInerney is a director and chairman of the board of directors of Centennial. He has served as a general partner of various investment partnerships associated with Welsh, Carson Anderson & Stowe since 1986. Mr. McInerney owns of record 465,984 shares of Centennial common stock. Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Information Partners, L.P., WCAS Capital Partners III, L.P. and individuals who are members of the limited liability company that serves as Welsh, Carson, Anderson & Stowe VIII’s general partner, affiliates of Mr. McInerney, own the remaining shares of Centennial common stock. Mr. McInerney disclaims beneficial ownership of such shares except to the extent owned of record by him. The address for Mr. McInerney is 320 Park Avenue, Suite 2500, New York, New York 10022.

(3)	Mr. de Nicola is a director of Centennial. He has served as a general partner of various investment partnerships associated with Welsh, Carson, Anderson & Stowe since 1994. Mr. de Nicola owns of record 40,932 shares of Centennial common stock. Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Information Partners, L.P., WCAS Capital Partners III, L.P. and individuals who are members of the limited liability company that serves as Welsh, Carson, Anderson & Stowe VIII’s general partner, affiliates of Mr. de Nicola, own the remaining shares of Centennial common stock. Mr. de Nicola disclaims beneficial ownership of such shares except to the extent owned of record by him. The address for Mr. de Nicola is 320 Park Avenue, Suite 2500, New York, New York 10022.

(4)	Mr. Rupert is a director of Centennial. He has served as a general partner of various investment partnerships associated with Welsh, Carson, Anderson & Stowe since 1999. Mr. Rupert owns of record 40,932 shares of Centennial common stock. Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Information Partners, L.P., WCAS Capital Partners III, L.P. and individuals who are members of the limited liability company that serves as Welsh, Carson, Anderson & Stowe VIII’s general partner, affiliates of Mr. Rupert, own the remaining shares of Centennial common stock. Mr. Rupert disclaims beneficial ownership of such shares except to the extent owned of record by him. The address for Mr. Rupert is 320 Park Avenue, Suite 2500, New York, New York 10022.

(5)	The Blackstone investors own an aggregate of 28,172,043 shares or approximately 29.9% of the outstanding capital stock of Centennial. Messrs. Peter G. Peterson and Stephen A. Schwarzman, as the founding members of Blackstone Management Associates III L.L.C. (“BMA”), the sole general partner of Blackstone CCC Capital Partners L.P. and Blackstone Family Investment Partnership III L.P. and the investment general partner of Blackstone CCC Offshore Capital Partners L.P., may be deemed to share, together with BMA, beneficial ownership of such shares. Each of Messrs. Peterson and Schwarzman and Mark T. Gallogly and Lawrence H. Guffey, who are directors of Centennial and members of BMA, disclaim beneficial ownership of such shares. The address of each of the Blackstone entities is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

(6)	Consists of 111,669 shares owned directly and 372,081 shares which Mr. Small has the right to acquire pursuant to a stock option grant. Mr. Small is President, Chief Executive Officer and a director of Centennial. The address for Mr. Small is 1305 Campus Parkway, Neptune, NJ 07753.

(7)	Consists of 44,169 shares owned directly and 49,581 shares which Mr. Chehayl has the right to acquire pursuant to a stock option grant. Mr. Chehayl is Senior Vice President, Treasurer and Chief Financial Officer of Centennial. The address for Mr. Chehayl is 1305 Campus Parkway, Neptune, NJ 07753.

(8)	Consists of 69,099 shares owned directly and 30,831 shares which Mr. Owen has the right to acquire pursuant to a stock option grant. Mr. Owen is Vice President, Corporate Development of Centennial. The address for Mr. Owen is 1305 Campus Parkway, Neptune, NJ 07753.

PLAN OF DISTRIBUTION

      We may sell the debt securities, the preferred stock, the common stock and the warrants in any of three ways:

•	through underwriters;

•	through agents; or

•	directly to a limited number of institutional purchasers or to a single purchaser.

The selling stockholders may only sell their common stock through underwriters.

      The prospectus supplement for each series of securities we or the selling stockholders sell will describe that offering, including:

•	the name or names of any underwriters;

•	the purchase price and the proceeds to us or the selling stockholders from that sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Underwriters

      If underwriters are used in the sale, we and the selling stockholders, as applicable, will execute an underwriting agreement with those underwriters relating to the securities that we or the selling stockholders will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions. The underwriters will be obligated to purchase all of these securities if any are purchased.

      The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      We also may sell the securities in connection with a remarketing upon their purchase, in connection with a redemption or repayment, by a remarketing firm acting as principal for its own account or as our agent. Remarketing firms may be deemed to be underwriters in connection with the securities that they remarket.

      We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us at the public offering price stated in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities pursuant to these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

Agents

      We may also sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the prospectus supplement.

Direct Sales

      We may sell any of the securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of these securities.

Indemnification

      We and the selling stockholders may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act of 1933 and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

No Assurance of Liquidity

      Each series of securities will be a new issue of securities with no established trading market. Any underwriters that purchase securities from us may make a market in these securities. The underwriters will not be obligated, however, to make such a market and may discontinue market-making at any time without notice to holders of the securities. We cannot assure you that there will be liquidity in the trading market for any securities of any series.

EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Centennial’s Annual Report on Form 10-K for the year ended May 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

      Simpson Thacher & Bartlett, New York, New York, has issued an opinion regarding the legality of each of the securities. Any underwriters, dealers or agents may be advised about other issues relating to any offering by their own legal counsel.

LOGO

10,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT
November 4, 2003

LEHMAN BROTHERS